UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

UNAUDITED

INTERIM

FINANCIAL

STATEMENTS

—

September 30, 2018 and 2017 with

report of Independent Registered Public

Accounting Firm

Petróleo Brasileiro S.A. – Petrobras Index

KPMG Auditores Independentes

Rua do Passeio, 38, setor 2, 17º andar - Centro/RJ

Edifício Passeio Corporate

20021-290 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Petróleo Brasileiro S.A. - Petrobras

Results of Review of Interim Financial Information

We have reviewed the interim consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of September 30, 2018, the related interim consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2018 and 2017, the related interim consolidated statements of changes in shareholders’ equity and cash flows for the nine-month periods ended September 30, 2018 and 2017 and the related notes (collectively, the consolidated interim financial information). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial information for it to be in conformity with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated March 14, 2018, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Estimates related to overpayments on the acquisition of property plant and equipment

As discussed in Note 3 to the consolidated interim financial information, on September 30, 2014, the Company wrote off US$2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized according to testimony obtained from Brazilian criminal investigations. The note also describes that no additional information has been identified through this date which could materially impact the estimation methodology adopted for the write off previously recorded.

Basis for Review Results

This consolidated interim financial information is the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our reviews in accordance with the standards of the PCAOB. A review of consolidated interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/

KPMG Auditores Independentes

Rio de Janeiro, November 5, 2018

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Financial Position September 30, 2018 and December 31, 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2018	12.31.2017	Liabilities	Note	09.30.2018	12.31.2017
Current assets				Current liabilities
Cash and cash equivalents	6.1	14,187	22,519	Trade payables	14	6,858	5,767
Marketable securities	6.2	1,040	1,885	Finance debt	15.2	4,033	7,001
Trade and other receivables, net	7.1	6,409	4,972	Finance lease obligations	16.1	22	25
Inventories, net	8	9,707	8,489	Income taxes payable	19.1	378	299
Recoverable income taxes	19.1	278	479	Other taxes payable	19.1	3,690	4,548
Other recoverable taxes	19.1	2,079	1,958	Payroll and related charges		1,694	1,309
Advances to suppliers		66	78	Pension and medical benefits	20.1	748	844
Others		3,371	1,433	Provisions for legal proceedings	28.1	3,016	2,256
		37,137	41,813	Agreement with US Authorities	3.1	883	−
Assets classified as held for sale	9.2	377	5,318	Others		2,135	2,508
		37,514	47,131			23,457	24,557
				Liabilities related to assets classified as held for sale	9.2	38	391
						23,495	24,948
Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	15.2	83,894	102,045
Trade and other receivables, net	7.1	4,452	5,175	Finance lease obligations	16.1	166	204
Marketable securities	6.2	50	64	Income taxes payable	19.1	540	671
Judicial deposits	28.2	6,040	5,582	Deferred income taxes	19.5	436	1,196
Deferred income taxes	19.5	3,990	3,438	Pension and medical benefits	20.1	18,111	20,986
Other tax assets	19.1	2,425	3,075	Provisions for legal proceedings	28.1	3,041	4,770
Advances to suppliers		745	1,032	Provision for decommissioning costs	18	11,896	14,143
Others		2,672	3,084	Others		927	901
		20,374	21,450			119,011	144,916
				Total liabilities		142,506	169,864

				Equity
Investments	10	3,346	3,795	Share capital (net of share issuance costs)	21.1	107,101	107,101
Property, plant and equipment	11	152,533	176,650	Capital transactions		1,067	1,067
Intangible assets	12	2,711	2,340	Profit reserves		59,016	53,056
		178,964	204,235	Accumulated other comprehensive (deficit)	21.2	(94,663)	(81,422)
				Attributable to the shareholders of Pe trobras		72,521	79,802
				Non-controlling interests		1,451	1,700
						73,972	81,502
Total assets		216,478	251,366	Total liabilities and equity		216,478	251,366

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Income September 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2018	Jan-Sep/2017	3Q-2018	3Q-2017

Sales revenues	22	71,238	65,260	24,873	22,700
Cost of sales		(45,443)	(44,343)	(16,103)	(15,988)
Gross profit		25,795	20,917	8,770	6,712

Income (expenses)
Selling expenses		(4,083)	(3,308)	(1,493)	(1,339)
General and administrative expenses		(1,832)	(2,198)	(560)	(774)
Exploration costs	13	(402)	(494)	(104)	(213)
Research and development expenses		(476)	(412)	(159)	(134)
Other taxes		(448)	(1,367)	(200)	(321)
Other income and expenses	23	(4,131)	(1,484)	(1,945)	(1,473)
		(11,372)	(9,263)	(4,461)	(4,254)

Income before finance income, results in equity-accounted investments and income taxes		14,423	11,654	4,309	2,458

Finance income		2,185	857	571	234
Finance expenses		(4,490)	(5,678)	(1,203)	(1,653)
Foreign exchange gains (losses) and inflation indexation charges		(2,142)	(2,734)	(846)	(924)
Net finance income (expense)	25	(4,447)	(7,555)	(1,478)	(2,343)

Results in equity-accounted investments	10	491	524	247	138

Net income before income taxes		10,467	4,623	3,078	253

Income taxes	19.6	(3,834)	(2,800)	(1,329)	(49)

Net income for the period		6,633	1,823	1,749	204

Non-controlling interests		11	227	66	121

Net income attributable to shareholders of Petrobras		6,622	1,596	1,683	83

Basic and diluted earnings per weighted-average of common and preferred share - in U.S. dollars	21.3	0.51	0.12	0.13	0.01

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Comprehensive Income September 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2018	Jan-Sep/2017	3Q-2018	3Q-2017

Net income for the period	6,633	1,823	1,749	204

Items that will not be reclassified to the statement of income:
Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	(4)	−	1	−

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on equity instruments measured at fair value through other comprehensive income
Recognized in equity	−	(8)	−	(8)

Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in equity	(10,883)	1,787	(2,061)	2,457
Reclassified to the statement of income	2,410	2,323	801	812
Deferred income tax	2,881	(1,398)	428	(1,112)
	(5,592)	2,712	(832)	2,157

Unrealized gains on cash flow hedge - others
Recognized in equity	−	−	−	(1)

Cumulative translation adjustments (*)
Recognized in equity	(7,593)	1,299	(1,338)	2,141
Reclassified to the statement of income	−	37	−	−
	(7,593)	1,336	(1,338)	2,141

Share of other comprehensive income in equity-accounted investments
Recognized in equity	(187)	186	(9)	71
Reclassified to the statement of income	−	22	−	−
	(187)	208	(9)	71

Total other comprehensive income:	(13,376)	4,248	(2,178)	4,360

Total comprehensive income	(6,743)	6,071	(429)	4,564

Non-controlling interests	(147)	224	38	128

Comprehensive income attributable to shareholders of Petrobras	(6,596)	5,847	(467)	4,436

(*) It includes a US$273 loss (a US$14 gain in the nine-month period ended September 30, 2017), of cumulative translation adjustments in associates and joint ventures.

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Cash Flows September 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2018	Jan-Sep/2017
Cash flows from Operating activities
Net income for the period	6,633	1,823
Adjustments for:
Pension and medical benefits (actuarial expense)	1,630	2,056
Results in equity-accounted investments	(491)	(524)
Depreciation, depletion and amortization	9,159	10,090
Impairment of assets (reversal)	349	110
Allowance (reversals) for expected credit loss on trade and others receivables	922	635
Exploratory expenditures write-offs	72	225
(Gains)/losses on disposals/write-offs of assets	(626)	(1,635)
Foreign exchange, indexation and finance charges	6,120	7,397
Deferred income taxes, net	442	1,468
Revision and unwinding of discount on the provision for decommissioning costs	500	573
Reclassification of cumulative translation adjustment and other comprehensive income	−	59
Inventory write-down to net realizable value	36	67
Gain on remeasurement of investment retained with loss of control	−	(217)

Decrease (Increase) in assets
Trade and other receivables, net	(2,507)	(774)
Inventories	(2,640)	313
Judicial deposits	(1,568)	(580)
Other assets	(1,320)	(164)
Increase (Decrease) in liabilities
Trade payables	1,496	(82)
Other taxes payable	2,615	2,263
Pension and medical benefits	(736)	(620)
Other liabilities	1,300	(671)
Income taxes paid	(1,885)	(727)
Net cash provided by operating activities	19,501	21,085
Cash flows from Investing activities
Acquisition of PP&E and intangibles assets	(9,388)	(9,481)
Investments in investees	(30)	(43)
Proceeds from disposal of assets - Divestment	4,915	2,953
Divestment (Investment) in marketable securities	669	(923)
Dividends received	521	253
Net cash provided by (used in) investing activities	(3,313)	(7,241)

Cash flows from Financing activities
Investments by non-controlling interest	33	(61)
Proceeds from financing	9,008	22,644
Repayment of principal	(27,914)	(28,565)
Repayment of interest	(4,540)	(5,468)
Dividends paid to Shareholders of Petrobras	(316)
Dividends paid to non-controlling interests	(168)	(149)
Net cash used in financing activities	(23,897)	(11,599)

Effect of exchange rate changes on cash and cash equivalents	(623)	45

Net increase (decrease) in cash and cash equivalents	(8,332)	2,290

Cash and cash equivalents at the beginning of the period	22,519	21,205

Cash and cash equivalents at the end of the period	14,187	23,495

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Unaudited Consolidated Statement of Changes in Shareholders’ Equity September 30, 2018 and 2017 (Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Capital Transactions	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
	107,380	(279)	628	(60,248)	(11,297)	(11,600)	(948)	7,919	2,182	720	42,322	0	76,779	771	77,550
Balance at January 1, 2017		107,101	628				(84,093)				53,143		76,779	771	77,550
Realization of deemed cost	-	-	-	-	-	-	(3)	-	-	-	-	3	-	-	-
Capital transactions	-	-	1	-	-	-	-	-	-	-	-	-	1	(61)	(60)
Net income	-	-	-	-	-	-	-	-	-	-	-	1,596	1,596	227	1,823
Other comprehensive income	-	-	-	1,339	2,712	-	200	-	-	-	-	-	4,251	(3)	4,248
Appropriations:
Dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	(64)	(64)
	107,380	(279)	629	(58,909)	(8,585)	(11,600)	(751)	7,919	2,182	720	42,322	1,599	82,627	870	83,497
Balance at September 30, 2017		107,101	629				(79,845)				53,143	1,599	82,627	870	83,497

	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(791)	7,919	2,182	720	42,235	0	79,802	1,700	81,502
Balance at December 31, 2017		107,101	1,067				(81,422)				53,056	0	79,802	1,700	81,502
Initial application of IFRS 9	−	−	−	−	−	−	(20)	−	−	−	−	(308)	(328)	(15)	(343)
Balance at January 1, 2018	107,380	(279)	1,067	(61,043)	(9,573)	(10,015)	(811)	7,919	2,182	720	42,235	(308)	79,474	1,685	81,159
Realization of deemed cost	−	−	−	−	−	−	(3)	−	−	−	−	3	−	−	−
Capital transactions	−	−	−	−	−	−	−	−	−	−	−	−	−	33	33
Net income	−	−	−	−	−	−	−	−	−	−	−	6,622	6,622	11	6,633
Other comprehensive income	−	−	−	(7,435)	(5,592)	−	(191)	−	−	−	−	−	(13,218)	(158)	(13,376)
Appropriations:
Dividends	−	−	−	−	−	−	−	−	−	−	−	(357)	(357)	(120)	(477)
	107,380	(279)	1,067	(68,478)	(15,165)	(10,015)	(1,005)	7,919	2,182	720	42,235	5,960	72,521	1,451	73,972
Balance at September 30, 2018		107,101	1,067				(94,663)				53,056	5,960	72,521	1,451	73,972

The notes form an integral part of these interim financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Brazilian Federal Government, of indefinite duration, governed by the terms and conditions under the Brazilian Corporate Law (Law 6,404 of December 15, 1976), Law 13,303 of June 30, 2016 and its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and the Company, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3).

The provisions of the Level 2 Regulation, the terms of which follow high level corporate governance standards, shall prevail over statutory provisions in the event of damage to the rights of investors of public offers provided for in the Company's Bylaws, except for the following topics: (i) voting rights of preferred shareholders in certain matters set forth in Level 2 Regulation, although the Minority Shareholders’ Committee may represent them in such issues, and (ii) disputes or controversies that refer to Petrobras’ activities pursuant to art. 1 of Law 9,478/97, observing the provisions of the Bylaws, regarding the public interest that justified the Company’s creation; and (iii) disputes or controversies involving inalienable rights, as provided for in article 58 of the Bylaws.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly owned subsidiaries, controlled companies, alone or through joint venture with third parties, in Brazil or abroad.

The economic activities linked to its business purpose shall be undertaken by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Laws no. 9,478/97 and 10,438/02 (oil & gas and electricity sector regulations, respectively).

Petrobras may have its activities, provided they are in compliance with its corporate purpose, guided by the Brazilian Federal Government to contribute to the public interest that justified its creation, aiming to meet the objectives of the national energy policy.

The Brazilian Federal Government may only guide the Company to assume obligations or responsibilities under conditions different from those of any other private sector company operating in the same market, when:

I – established by law or regulation, as well as under provisions of agreements with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan.

Moreover, the Company’s Finance Committee and Minority Shareholders Committee, exercising their advisory role to the Board of Directors, shall assess and measure the difference between such market conditions and the operating result or economic return of the transaction, based on technical and economic criteria for investment valuation and specific operating costs and results under the Company's operations, In this case, for every financial year, the Federal Government shall compensate the Company.

2.	Basis of preparation
2.1.	Statement of compliance and authorization of unaudited consolidated interim financial statements

These unaudited consolidated interim financial statements have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual financial statements previously reported. Hence, they should be read together with the Company’s audited annual financial statements for the year ended December 31, 2017, which include the full set of notes.

These unaudited consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on November 5, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

2.2.	Functional and presentation currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the Petrobras entities that operate outside Brazil is the U.S. dollar.

Petrobras has selected the U.S. dollar as its presentation currency to facilitate a more direct comparison to other oil and gas companies. The financial statements have been translated from the functional currency (Brazilian real) into the presentation currency (U.S. dollar). All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the period. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Sep 2018	Jun 2018	Mar 2018	Dec 2017	Sep 2017	Jun 2017	Mar 2017
Quarterly average exchange rate	3.95	3.61	3.24	3.25	3.16	3.22	3.15
Period-end exchange rate	4.00	3.86	3.32	3.31	3.17	3.31	3.17

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For additional information about this write off and its approach to estimate amounts overpaid by the Company, see note 3 to the audited consolidated financial statements ended December 31, 2017.

In the preparation of these unaudited interim financial statements ended September 30, 2018, the Company has not identified any additional information that would affect the adopted calculation methodology to write off the amounts overpaid. The Company has monitored the progress of investigations by Brazilian authorities under the Lava Jato Operation, as well as an internal investigation carried out by independent law firms. The Company will continue to monitor these investigations for additional information and will review their potential impact on the adjustment made.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and the Brazilian Supreme Court. As a result, we have entered into 54 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 16 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements or plea agreements for return of funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any future recoverable amount will be recognized as income when received or when its economic benefits become virtually certain.

In addition to US$ 455 recovered from Lava Jato investigation through December 31, 2017, new leniency and plea agreements in the nine-month period ended September 30, 2018 entitled the Company to receive funds in the amount of US$ 440. This amount was accounted for as other income and expenses and the remaining balance of receivables carried on the statement of financial position at September 30, 2018 was US$ 175. The total funds collected through September 30, 2018 under the Lava Jato investigation amounted to US$ 720.

3.1.	Investigations involving the Company
3.1.1.	U.S. Securities and Exchange Commission and Department of Justice inquiries

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company with respect to, among other things, the Lava Jato investigation and any allegations regarding a violation of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) conducted a similar inquiry and the Company cooperated with both investigations working with independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

On September 27, 2018, the Company settled the open matters with the DoJ and the SEC investigation which encompassed the company’s internal controls, books and records, and financial statements from 2003 to 2012.

These agreements fully resolve the inquiries carried out by these authorities and the terms thereof credit the DOJ and the SEC to receive US$ 85 each. Additionally, the agreements also credit a remittance of US$683 to the Brazilian authorities to be deposited into a special fund for investments in Brazil and its use will follow an agreement to be signed by the Brazilian Public Prosecutor’s Office (Ministério Público Federal-MPF). The Company fully recognized the effects of these settlements as other income and expenses in the third quarter of 2018.

This resolution meets the best interest of the Company and its shareholders, and eliminates uncertainties, risks, burdens and costs of potential litigations in the United States.

3.1.2.	Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Brazilian Attorney General (Procuradoria Geral da República) assessed this civil inquiry and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter and it must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information required by the authorities.

4.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2017, except for the changes arising from the adoption of IFRS 9 - Financial Instruments, IFRS 15 - Revenue from Contracts with Customers and IFRIC 22 Foreign Currency Transactions and Advance Consideration. The provisions under these standards and interpretation became effective on January 1, 2018.

4.1.	IFRS 9 - Financial Instruments

IFRS 9 establishes, among others things, new requirements for classification and measurement of financial assets, measurement and recognition of impairment of financial assets, changes in the terms of financial assets and liabilities, hedge accounting and disclosure.

As permitted by IFRS 9, the company did not restate prior periods with respect to classification and measurement (including impairment and modification of financial assets and liabilities) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized at January 1, 2018 in retained earnings within equity. Information on the consolidated impacts is presented below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Item of Consolidated Statement of Financial Position	Balance at 12.31.2017	Adjustment by initial application of IFRS 9	Note	Balance at 01.01.2018
Current assets
Trade and other receivables, net	4,972	(103)	4.1.3	4,869
Non-current assets
Trade and other receivables, net	5,175	(19)	4.1.3	5,156
Deferred income taxes	3,438	151		3,589
Others	3,084	(16)	4.1.3	3,068
Current liabilities
Finance debt	7,001	1	4.1.2	7,002
Non-current liabilities
Finance debt	102,045	355	4.1.2	102,400
Equity
Accumulated other comprehensive (deficit)	(81,422)	(20)	4.1.1	(81,442)
Retained earnings	−	(308)		(308)
Non-controlling interests	1,700	(15)		1,685

The new hedge accounting requirements were applied prospectively. The cash flow hedge relationships of highly probable future exports for the purposes of IAS 39 were considered as hedges for IFRS 9 purposes, since they also qualify for hedge accounting in accordance with the new standard.

The main accounting policies following the adoption of IFRS 9 at January 1, 2018 are shown below:

4.1.1.	Classification and measurement of financial assets

Financial assets are generally classified and subsequently measured based on the business model in which assets are managed and on their contractual cash flow characteristics, as follows:

•

Amortised cost: when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and the business model’s objective is to hold financial assets in order to collect contractual cash flows;

•

Fair value through other comprehensive income: i) when the contractual terms of a debt instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding and the business model’s objective to collect contractual cash flows and sell financial assets; and ii) equity instruments not held for trading purposes for which the Company has made an irrevocable election in their initial recognition to present changes in fair value in other comprehensive income rather than within profit or loss, and

•	Fair value through profit or loss: if the financial asset does not meet the criteria for the two aforementioned categories.

The table below presents comparative information of marketable securities between the former classification and measurement in accordance with IAS 39 and the current requirements following the effectiveness of IFRS 9:

Classification according to IAS 39	Carrying amount according to IAS 39 at December 31, 2017				Carrying amount according to IFRS 9 at January 1, 2018
	In Brazil	Abroad	Total	Classification according to IFRS 9	In Brazil	Abroad	Total
Trading securities	1,067	−	1,067	Fair value through profit or loss	1,276	-	1,276
Available-for-sale securities	153	609	762	Fair value through other comprehensive income	13	609	622
Held-to-maturity securities	120	−	120	Amortised cost	51	-	51
	1,340	609	1,949		1,340	609	1,949

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

4.1.2.	Modification of contractual cash flows

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under the new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in profit or loss.

4.1.3.	Impairment of financial assets

An allowance for expected credit losses is recognized on a financial asset that is measured at amortized cost, including lease receivables, and on financial assets measured at fair value through other comprehensive income.

The Company measures expected credit losses for short-term trade receivables using a provision matrix based on unadjusted historical observed default rates when such information represents the best estimate, or such information adjusted by current and forward-looking information available without undue cost or effort.

The Company measures the allowance for expected credit losses of other financial assets based on their 12-month expected credit losses. However, whenever their credit risks have increased significantly since their initial recognition, the allowance for expected credit losses is based on their lifetime expected credit losses.

Significant increase in credit risk since initial recognition

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date by using certain indicators, such as the actual or expected significant change in the financial instrument’s external credit rating and information on payment delays.

Regardless of the assessment of significant increase in credit risk, a delinquency period of 30 days past due triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and sustainable information.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is considered to have low credit risk at the reporting date. The financial instrument has a low credit risk in case of low risk of default, the counterparty has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Company determines if a financial instrument has low credit risk based on external credit ratings or internal methodologies.

Definition of default

The Company assumes that a default occurs whenever financial assets are at least 90 days past due and or the counterparty does not comply with the legal obligation to pay its debts when due.

Measurement of expected credit losses

The measurement of credit loss comprises the difference between all contractual cash flows that are due to the Company and all the cash flows that the Company expects to receive, discounted at the original effective interest rate weighted by the probability of default.

The probability of default, losses (the magnitude of the loss if a default occurs) and exposure to default are factored into the measurement of the expected credit loss.

The evaluation of default probability takes into account data of the main credit rating agencies, as well as internal valuation methodologies. The loss due to a default also takes into account the probability of expected cash flows from collateral (collateral assets) and other credit enhancements that are part of the contractual terms, less the costs of obtaining and selling that collateral. Exposure to default comprises the gross carrying amount of the financial asset at the reporting date.

Disclosure

The Company recognizes in profit or loss the impairment on financial assets measured at amortized cost.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

4.1.4.	Hedge Accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements. The hedge relationship meets all of the hedge effectiveness requirements when:

•	An economic relationship exists between the hedged item and the hedging instrument;
•	The effect of credit risk does not dominate the value changes that result from the economic relationship; and
•

The hedge ratio is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The Company applies cash flow hedge accounting for certain transactions. Hedging relationships qualify for cash flow hedges when they involve the hedging of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of such hedges are recognized in other comprehensive income within equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in finance income (expense).

When the hedging instrument expires or settled in advance or no longer meets the criteria for hedge accounting, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner such that the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

4.2.	IFRS 15 - Revenue from Contracts with Customers

The company has determined when and by what amounts revenue from contracts with customer should be recognized according to the following five step approach: 1) identification of the contract with a customer; 2) identification of the separate performance obligations in the contract; 3) determination of the transaction price; 4) allocation of the transaction price to the separate performance obligations in the contract, 5) recognition of revenue when the entity satisfies a performance obligation. A performance obligation is satisfied when the customer obtains control of that good or service.

For the purposes of the transition requirements, the Company applied this standard retrospectively with the cumulative effect of its application recognized at its effective date within retained earnings. However, the changes arising from the adoption of IFRS 15 only affected the way certain revenues from contracts with customers are disclosed within the statement of income and did not affect net income. Accordingly, there were no impacts within retained earnings (equity).

The following table presents the impacts of adoption of this standard for the nine-month period ended September 30, 2018:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		Initial application of IFRS 15
	Jan-Sep 2018	Agent	Breakage	Others	Amount without effects of initial application of IFRS 15 - 09.30.2018
Sales revenues	71,238	1,853	(198)	(24)	72,869
Cost of sales	(45,443)	(1,853)	15	−	(47,281)
Gross profit	25,795	−	(183)	(24)	25,588
Income and expenses	(11,372)	−	183	24	(11,165)
Income before finance income, results in equity-accounted investments and income taxes	14,423	−	−	−	14,423

The Company acting as an agent

In accordance with accounting policies at December 31, 2017, the Company was regarded as the principal in certain transactions. Therefore, the revenues from these sales, cost of the product sold and sales expenses were presented separately in the statement of income. However, under the new standard’s requirements, the Company acts as an agent because it does not obtain control of goods or services provided by another party before it is transferred to the customer. From January 1, 2018, revenues from these sales have been presented in the statement of income net of their cost of sales and sales expenses.

Non-exercised right Income (breakage)

In accordance with accounting policies at December 31, 2017, the Company regarded the income from rights not exercised by customers in certain take or pay and ship or pay contracts as penalties revenue and presented it as other income and expenses in the statement of income. However, according to the new standard’s requirements, the Company has accounted for and presented its income from rights not exercised by customers as sales revenues in the statement of income, as from January 1, 2018.

4.3.	IFRIC 22 Foreign Currency Transactions and Advance Consideration

Based on the transition provisions of IFRIC 22, the Company has applied the new requirements prospectively from January 1, 2018. IFRIC 22 clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

5.	Accounting estimates

The preparation of interim financial statements requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Except for the impairment of trade receivables estimate, which has been based on the expected credit losses model since the effectiveness of IFRS 9 at January 1, 2018 (see note 4.1.3), information on those accounting estimates is presented in note 5 to the Company’s annual financial statements for the year ended December 31, 2017.

The Company uses judgment for inputs and assumptions, such as risk of default, the determination of whether or not there has been a significant increase in credit risk and expectation of recovery, that are factored into the estimate of expected credit losses.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	09.30.2018	12.31.2017
Cash at bank and in hand	475	1,570

Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	1,009	1,176
Other investment funds	7	17
	1,016	1,193
- Abroad
Time deposits	4,096	6,237
Automatic investing accounts and interest checking accounts	7,581	11,287
Other financial investments	1,019	2,232
	12,696	19,756
Total short-term financial investments	13,712	20,949
Total cash and cash equivalents	14,187	22,519

The principal uses of funds in the nine-month period ended September 30, 2018 were for debt service obligations (US$ 32,454), including pre-payment of debts, and acquisition of PP&E and intangibles assets (US$ 9,388). These funds were principally provided by operating activities (US$19,501), proceeds from financing (US$ 9,008) and disposal of assets (US$ 4,915).

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds and related repo investments that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Expected credit losses on cash and cash equivalents were not material at September 30, 2018.

Marketable securities

		09.30.2018			01.01.2018
	In Brazil	Total	In Brazil	Abroad	Total
Fair value through profit or loss	1,040	1,040	1,276	−	1,276
Fair value through other comprehensive income	5	5	13	609	622
Amortised cost	45	45	51	−	51
Total	1,090	1,090	1,340	609	1,949
Current	1,040	1,040	1,276	609	1,885
Non-current	50	50	64	−	64

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

At September 30, 2018, expected credit losses on marketable securities measured at amortised cost or fair value through other comprehensive income were immaterial. In addition, the amounts of marketable securities at December 31, 2017classified by categories in accordance with the former accounting practice (IAS 39) are presented in note 4.1.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	09.30.2018	12.31.2017

Receivables from contracts with customers
Third parties	7,434	6,995
Related parties
Investees (note 17.1)	658	530
Receivables from the electricity sector (note 7.4) (*)	4,022	5,247
Subtotal	12,114	12,772
Other trade receivables
Third parties
Receivables from divestments (**)	1,309	872
Finance lease receivables	526	550
Other receivables	1,196	1,647
Related parties
Diesel subsidy (note 17.1)	558	-
Petroleum and alcohol accounts - receivables from Brazilian Government (note 17.1.2)	295	251
Subtotal	3,884	3,320
Total trade receivables	15,998	16,092
Expected credit losses (ECL) - Third parties	(3,488)	(3,686)
Expected credit losses (ECL) - Related parties	(1,649)	(2,259)
Total trade receivables, net	10,861	10,147
Current	6,409	4,972
Non-current	4,452	5,175
(*)It includes the amount of US$ 194 at September 30, 2018 (US$ 233 at December 31, 2017) regarding finance lease receivable from Amazonas Distribuidora de Energia.
(**) It comprises receivable from the divestment of NTS and contingent payments from the sale of interest in Roncador field.

Trade and other receivables were previously classified as loans and receivables in accordance with former IAS 39. As set out in note 4.1.3, following the adoption of IFRS 9, such assets are currently classified as measured at amortised cost, except for certain receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit and loss and amounts to US$ 136 as of September 30, 2018.

7.2.	Aging of trade and other receivables – third parties
	09.30.2018		12.31.2017

	Trade receivables	ECL	Trade receivables	ECL
Current	6,759	(316)	5,760	(274)
Overdue:
1-90 days	312	(42)	596	(73)
91-180 days	21	(4)	52	(36)
181-365 days	70	(43)	83	(47)
More than 365 days	3,303	(3,083)	3,573	(3,256)
Total	10,465	(3,488)	10,064	(3,686)

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

7.3.	Changes in allowance for expected credit losses
	Jan-Sep/2018	Jan-Dec/2017
Opening balance	5,945	5,426
Initial application of IFRS 9	122	−
Additions	926	708
Write-offs	(1,104)	(110)
Transfer of assets held for sale	6	−
Cumulative translation adjustment	(758)	(79)
Closing balance	5,137	5,945
Current	1,818	2,068
Non-current	3,319	3,877

For the nine-month period ended September 30, 2017, the Company had impairment of trade receivables in the amount of US$ 636.

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
Receivables from electricity sector	Receivables outside the scope of DAAs	DAA 2014	DAA 2018	Finance lease	Others	Total
Receivables	2,381	3,107	-	233	4	5,725
ECL	(2,187)	(332)	-	-	(4)	(2,523)
Balance at December 31, 2017	194	2,775	−	233	−	3,202
Sales	943	-	-	-	-	943
Amounts received	(555)	(259)	(268)	(32)	(3)	(1,117)
Interest	33	120	13	35	-	201
Derecognition of receivables	(1,094)	-	-	(1)	-	(1,095)
Agreement on 04/30/2018	-	127	453	-	-	580
Fair value adjustment	-	-	201	-	-	201
(Additions)/reversals of ECL	(408)	(467)	-	-	3	(872)
Derecognition of receivables - ECL	1,094	-	-	-	-	1,094
CTA	(32)	(474)	(48)	(41)	-	(595)
Balance at September 30, 2018	175	1,822	351	194	−	2,542
Receivables	1,362	2,548	351	194	1	4,456
ECL	(1,187)	(726)	-	-	(1)	(1,914)
Balance at September 30, 2018	175	1,822	351	194	−	2,542

	Receivables	ECL	Total
Related parties - Eletrobras Group
Amazonas Energia - AME	3,607	(1,494)	2,113
Centrais Elétricas de Rondônia - CERON	302	(129)	173
Others	113	(25)	88
Total	4,022	(1,648)	2,374
Third parties
Cia de Gás do Amazonas - CIGÁS	159	(2)	157
Cia de Eletricidade do Amapá - CEA	221	(221)	-
Others	54	(43)	11
Total	434	(266)	168
Balance at September 30, 2018	4,456	(1,914)	2,542
Balance at December 31, 2017	5,725	(2,523)	3,202

The Company supplies fuel oil, natural gas, and other products to power distributors controlled by Eletrobras and to independent power producers (Produtores Independentes de Energia – PIE) that operate in the isolated electricity system in the northern region of Brazil. This isolated system comprises electricity generation and distribution systems not connected to the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The costs of the isolated electricity system is substantially covered by the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), a fund regulated and overseen by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL), that receives funds from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE). The CDE is a fund created by the Brazilian Federal Government to promote power development in Brazil and its transfers of funds to CCC are based on fees paid by all of concessionaires of electricity distribution and transmission in Brazil. However, regulatory and administrative issues have impacted funds flows from CCC to the companies operating in the isolated system since 2013, which also affected the payments of distributors controlled by Eletrobras for products supplied by the Company.

As a result, on December 31, 2014, the Company (Petrobras parent company and its subsidiary BR Distribuidora) entered into debt acknowledgement agreements (DAAs 2014) concerning the balance of its receivables as of November 30, 2014 with distributors controlled by Eletrobras, to be settled in 120 monthly installments updated by the Selic interest rate (Brazilian short-term interest rate). The balance of DAAs 2014 was 89% collateralized by payables from the CDE to the CCC and, despite some periodic delays, these payments have continued. At December 31, 2017, the amounts of DAAs 2014 totaled US$ 3,107.

The Company continued to sell its products to the isolated electricity system but took several measures to safeguard its interests arising from sales after the signing of the DAAs 2014, including judicial collection of all overdue receivables, as well as suspension of fuel supply on credit. Thus, the allowance for credit losses on receivables from electricity sector amounted US$ 2,523 at December 31, 2017, primarily reflected the historical defaults of companies operating in the isolated electricity system in the northern region of Brazil relating to receivables not under DAAs 2014.

At the end of 2017, following the inclusion of the power distributors controlled by Eletrobras within the Investments Partnership Program (Programa de Parcerias de Investimentos – PPI), a Brazilian Federal program that foresees new infrastructure investments and privatizations, along with the process of privatization of the distributors controlled by Eletrobras, the Company intensified negotiations with the Eletrobras group aiming at reaching an agreement that would resolve disputes and mitigate future defaults.

Accordingly, both parties reached an agreement on April 30, 2018 under which the structure of collateralization under the DAAs 2014 was recomposed and new debt acknowledgement agreements comprising a portion of receivables under judicial disputes were signed (DAAs 2018). In addition, the parties also entered into debt assumption agreements in which Eletrobras will assume a significant portion of overdue receivables in case of power distributors privatization.

Following improvements in Eletrobras credit risk, the new collateralization structure under DAAs 2014 provides for replacement of original collateral by guaranties provided by Eletrobras (54%), collateral based on credits from Brazilian Treasury (34%) and new payables from the CDE (12%).

However, the collateralization based on credits from Brazilian Treasury owned by Eletrobras Distributors, expected to be effective by the end of June 2018, did not occur as the Provisional Measure 814/2017 lost its effectiveness since June 1, 2018 and the Bill 10,332/18, the terms of which would reestablish the previous condition for such collateralization, was rejected by the Brazilian Senate in October 2018.

Regarding the collateralization based on new payables from the CDE, Eletrobras and relevant authorities are still discussing alternatives to document such pledge and negotiations between the Company and Eletrobras toward to an extended period to conclude this process by January 2019 are ongoing.

Due to the current ineffectiveness of collateralization based on credits from Brazilian Treasury, as well as the extended period necessary for changes in collateralization related to payables from the CDE, the Company recognized in the nine-month period ended September 30, 2018 the amount of US$ 467 as allowance for expected credit losses over the DAAs 2014. At September 30, 2018, the outstanding amount of the DAAs 2014 was US$ 1,822, net of expected credit losses.

The DAAs 2018 comprise receivables from sales of fuel oil and natural gas, which had been past due since December 2014 and under judicial collection, in the gross nominal value of US$ 1,752. These agreements outline the settlement of this amount in 36 monthly instalments bearing interest at 124.75% of the Brazilian interbank deposit rate (CDI). Of this amount, US$ 1,293 relates to BR Distribuidora which is guaranteed by Eletrobras but only until the effective privatization of the power distributors and is nullified if privatization does not occur. The remaining US$ 459 relates to Petrobras parent company and Eletrobras also guarantees these receivables until the privatization, however, in this case, an unsuccessful privatization process will not lead to the cancellation of the guarantee. Considering the conditions attached to these guarantees, the Company recognized an asset of US$ 453 in the second quarter of 2018. At September 30, 2018, the outstanding amount of DAAs 2018 was US$ 351.

Based on the agreement reached on April 30, the Company recognized US$ 580 as finance income in the second quarter of 2018 primarily reflecting receivables under the DAAs 2018 recognized at their fair value due to the material changes in their contractual terms.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The Company has monitored the risks related to the privatization process of the distributors controlled by Eletrobras, object of Auction Notice No. 2/2018-PPI, which are taken into account for the purpose of ECL measurement.

For the nine-month period ended September 30, 2018, the Company accounted for allowance for expected credit losses amounting to US$ 872 (US$ 94 for the nine-month period ended September 30, 2017), primarily regarding receivables from sale of gas outside the scope of DAAs and due to the lower collateralization of DAAs 2014.

8.	Inventories
	09.30.2018	12.31.2017
Crude oil	4,821	3,647
Oil products	2,789	2,814
Intermediate products	618	613
Natural gas and LNG (*)	154	67
Biofuels	156	173
Fertilizers	67	25
Total products	8,605	7,339
Materials, supplies and others	1,102	1,150
Total	9,707	8,489

(*) Liquefied Natural Gas

In the nine-month period ended September 30, 2018, the Company recognized as cost of sales US$ 36 reducing inventories to net realizable value (US$ 68 in nine-month period ended September 30, 2017) primarily due to changes in international prices of crude oil and oil products.

At September 30, 2018, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of US$ 4,501 (US$ 4,067 as of December 31, 2017), as set out in note 20.1.

9.	Disposal of Assets and other changes in organizational structure

The Company has an active partnership and divestment program, which takes into account opportunities for divestments in several areas in which it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions. This program is an essential initiative in the Company’s 2018-2022 Business and Management Plan (2018-2022 BMP) and its decision-making methodology was reviewed and approved by the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU). Along with other initiatives, the partnership and divestment program will enable the Company to reduce and improve its indebtedness and debt profile, respectively. For the 2017-2018 period, the target of proceeds from divestments is US$ 21 billion.

On July 27, 2018, the Brazilian Supreme Court issued a preliminary injunction in the context of a direct action of unconstitutionality (ADI 5624 MC/DF) that challenges certain provisions under the State-Owned Companies Law (Law 13.303/2016). According to this injunction, divestments that would result in transfer of control are suspended, including the following projects:

•	Araucária Nitrogenados S.A.;
•	Transportadora Associada de Gás (TAG). This process has been suspended since the beginning of June, following a judicial decision of the Federal Regional Court; and
•	Partnerships in the following refineries: Landulpho Alves (RLAM), Abreu e Lima (RNEST), Alberto Pasqualini (REFAP) and Presidente Getúlio Vargas (REPAR).

In addition, on October 3, 2018, the 1st Federal Court of the state of Sergipe, by means of a preliminary injunction relating to a public action, ordered Petrobras and ANP to suspend the sale process of oil fields located in the state of Bahia (Buracica and Miranga groups and related facilities) alleging absence of a proper bidding process, that would result in impending damage to the public treasury. On October 24, 2018, the Federal Regional Court of the 5th Region rejected the request for suspension of the effects of the preliminary ruling previously presented by the Federal Government, which is why Petrobras is unable to proceed towards the disposal of these assets.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

9.1.	Disposal of assets

Second installment of the exploratory block BM-S-8 sale

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt of Santos Basin, for the amount of US$ 2.5 billion.

The first installment of US $ 1.25 billion, corresponding to 50% of the transaction value, was received on November 22, 2016, and the remaining amount relates to two contingent payments.

The production sharing agreement with respect to the Norte de Carcará area, entered into by the Brazilian Federal Government, Statoil, Petrogal and Exxon, was made official on February 2, 2018 through the Brazilian Federal Register (official gazette). This fact completed the conditions precedent for the second payment of the exploratory block BMS-8. Accordingly, the Company received US$ 300 on March 21, 2018 and accounted for it within other income and expenses.

The third installment of this sale, in the amount of US$ 950, is still pending of certain future events related to the signing of a unitization agreement and will be recognized if and when these events occur.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A. In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings for the amount of US$ 828.

According to an official statement released by the General Superintendence of CADE (SG) on June 30, 2017, additional diligence was required in order to make a decision regarding on market concentration aspects of this sale. On August 28, 2017, the SG reported some concerns about market concentration that may result from this transaction and submitted its opinion to the CADE court.

Based on pending conditions precedent to the transaction at December 31, 2017, including CADE approval, the related assets and liabilities remained classified as held for sale at that date.

On February 28, 2018, the CADE court ruled on this matter and dismissed this sale. The sales and purchase agreement was subject to a termination clause providing for compensation to the Company in case of such decision. Accordingly, the Company received US$ 88 on March 13, 2018 and the related assets and liabilities are no longer classified as held for sale.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and to Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), for the amount of US$ 385, to be disbursed at the transaction closing and subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction was approved at Petrobras’ Shareholders’ Meeting on March 27, 2017.

On February 7, 2018, the CADE approved this transaction provided the execution of an Agreement on Concentration of Control (Acordo de Controle de Concentração – ACC).

On April 30, 2018, this transaction was completed with the payment of US$ 435 after the fulfillment of all conditions precedent and adjustments established in the purchase and sale agreement, except for the final price adjustment, whose calculation is based on the audited financial statements of these companies.

Thereby, reversals of impairment in the amount of US$ 86 were accounted for within other income and expenses, of which US$ 9 relates to the third quarter of 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% stake and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•

Transfer of the Company’s 50% interests in Termobahia S.A, including the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of US$ 47.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 in cash for assets and services, subject to price adjustments, as well as contingent payments in the amount of US$ 150, associated with the production volume in Lapa field. In addition, a long-term line of credit in the amount of US$ 400 will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements supplement the ones already executed on December 21, 2016, such as: (i) the Company’s preemptive right to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

On January 15, 2018, Petrobras and Total closed the aforementioned transfers of interests of Iara and Lapa fields, after performing all conditions precedent to this transaction.

This transaction totaled US$ 1.95 billion, including price adjustments, but not including the long-term line of credit and the contingent payments. Accordingly, the Company recognized US$ 689 as other income and expenses in the first quarter of 2018.

The negotiations relating to the power plants deal is ongoing and the assets and liabilities thereof remained classified as held for sale at September 30, 2018.

Sale of Azulão field

On November 22, 2017, the Company entered into an agreement with Parnaíba Gás Natural S.A., a subsidiary of Eneva S.A, concerning the assignment of its entire participation in the Azulão Field (Concession BA-3), located in the state of Amazonas, in the amount of US$ 55.

This transaction was concluded on April 30, 2018 upon fulfillment of the conditions precedent, adjustments set forth in the agreement and payment of US$ 57 to the Company, resulting in a US$ 45 gain accounted for as other income and expenses.

Strategic alliance with Equinor (formerly Statoil)

On December 18, 2017, the Company entered into agreements with the Norwegian company Equinor relating to the assets of the strategic partnership, in continuity with the Heads of Agreement (“HoA”) signed and disclosed on September 29, 2017. The main signed contracts are:

(i) Strategic Alliance Agreement ("SAA") - agreement describing all documents related to the strategic partnership, covering all negotiated initiatives;

(ii) Sale and Purchase Agreement ("SPA") - sale of 25% of Petrobras’ interest in the Roncador field to Equinor.

(iii) Strategic Technical Alliance Agreement ("STAA") - strategic agreement for technical cooperation aiming at maximizing the value of the asset and focusing on increasing the recoverable oil volume (recovery factor), including the extension of the useful life of the field;

(iv) Gas Term Sheet - Equinor may hire a certain processing capacity of natural gas at the Cabiúnas Terminal (TECAB) for the development of the BM-C-33 area, where the companies already are partners and Equinor is the operator.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

The strategic alliance, among other goals, aims at applying the Equinor’s expertise in mature fields in the North Sea towards increasing the recovery factor of Roncador field. Accordingly, the parties signed the STAA for technical cooperation and the joint development of projects.

The SPA has a total amount of US$ 2.9 billion, made up of US$ 118 paid at the signature date of the agreement, contingent payments relating to investments in projects to increase the recovery factor of the field, limited to US$ 550, and the remaining amount will be paid at the transaction closing.

At December 31, 2017, a US$ 405 loss was recognized on this transaction, as its sale price was lower than carrying amount.

On June 14, 2018, this transaction was completed upon receipt of US$ 2 billion, including price adjustments at its closing amounting to US$ 14, in addition to the US$ 118 received as an advance on the signing date. Additionally, Equinor will make payments, limited to US$ 550, to the extent investments in projects for improvement of the recovery factor occur. The present value of such payments was recognized as account receivables in the amount of US$ 386, net of the aforementioned advance.

Following the closing of this transaction, the Company recognized US$ 222 as an additional loss within other income and expenses.

All the conditions precedent to the closing were fulfilled, including approval by the ANP and CADE, as well as the negotiation of contracts for the use of production facilities and of the purchase of associated gas by Petrobras. The final price adjustment of this transaction will occur in up to 120 day after the closing.

Sale of Petrobras Paraguay Distribución Limited (PPDL UK)

On June 26, 2018 the Board of Directors approved the sale to Copetrol Group of its entire interest held through its wholly-owned subsidiary  Petrobras International Braspetro B.V. (PIB BV)in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistics SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG).

The proceeds estimated from this sale is US$ 384, of which US$ 49 was deposited in an escrow account at the signing date, and the remaining amount will be disbursed to the Company when the transaction closes, including US$ 55 related to cash balance of these companies. The sale amount is still subject to adjustments due to changes in working capital until the conclusion of the transaction.

The corresponding assets and liabilities of this transaction are classified as held for sale as of September 30, 2018 as the conclusion of the transaction is still subject to approval procedures according to the Paraguay regulation.

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

				09.30.2018	12.31.2017
	E&P	Distribution	Gas & Power	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	25	−	25	8
Trade receivables	−	38	−	38	117
Inventories	−	65	−	65	128
Investments	−	4	−	4	5
Property, plant and equipment	3	66	78	148	4,751
Others	−	97	−	97	309
Total	3	295	78	377	5,318
Liabilities on assets classified as held for sale
Trade Payables	−	17	−	17	102
Finance debt	−	−	−	−	−
Provision for decommissioning costs	−	−	−	−	170
Others	−	20	−	21	119
Total	−	37	−	38	391

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

As of September 30, 2018, the amounts refer to assets and liabilities classified as held for sale following the approvals of sale of interests in Rômulo Almeida and Celso Furtado thermoelectric power generation plants, PPDL UK, PPOL and PPG. At December 31, 2017, the amounts also comprise assets and liabilities pertained to Liquigás, Suape and Citepe petrochemical plants, the concession areas named as Iara and Lapa, the entire interest in Azulão field and 25% interest in Roncador field.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, São Martinho granted to PBIO additional 24 million of its common shares, corresponding to 6.593% of its total capital. These shares were accounted for as available-for-sale securities.

On December 27, 2017, the Extraordinary General Shareholder’s Meeting of PBIO approved the sale of these shares through a block trade.

On February 16, 2018, PBIO disposed, through a public auction held in the Brazilian stock exchange (B3), these 24 million of shares, at the share price of US$ 5.72 dollars. The settlement of the transaction occurred on February 21, 2018, closing the complete disposal of PBIO’s interests in São Martinho’s capital.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

10.	Investments
10.1.	Investments in associates and joint ventures
	Balance at 12.31.2017	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	CTA	OCI	Dividends	Balance at 09.30.2018
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G (*)	1,410	-	-	66	-	-	(254)	1,222
State-controlled natural gas distributors	345	-	-	58	(63)	-	(41)	299
Compañia Mega S.A. - MEGA	49	-	-	(1)	36	-	(9)	75
Petrochemical joint ventures	29	-	(1)	16	(6)	-	(6)	32
Other joint ventures	104	21	17	16	(21)	-	(13)	124
Associates
Nova Transportadora do Sudeste	331	-	-	40	(58)	-	(42)	271
Petrochemical associates	1,461	-	-	296	(155)	(187)	(151)	1,264
Other associates	48	9	(5)	1	(4)	-	(5)	44
Other investments	18	-	-	(1)	(2)	-	-	15
Total	3,795	30	11	491	(273)	(187)	(521)	3,346

(*) It includes US$ 51 related to impairment reversal due to the sale of PO&G, as set out in note 32.

10.2.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
	09.30.2018	12.31.2017	Type	09.30.2018	12.31.2017	09.30.2018	12.31.2017

Associate
Braskem S.A.	212,427	212,427	Common	14.41	13.15	3,061	2,794
Braskem S.A.	75,762	75,793	Preferred A	14.60	12.96	1,106	982
						4,167	3,776

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2018, the quoted market value of the Company’s investment in Braskem was US$ 4,167 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Since July 2017, the Company has been negotiating with Odebrecht S.A., the controlling shareholder of Braskem S.A, to revise the terms and conditions of the Braskem S.A. Shareholder's Agreement, signed on February 8, 2010. This revision aims to improve Braskem’s corporate governance and the corporate relationship between the parties, with the purpose of creating value for all Braskem shareholders.

On June 15, 2018, the Company was informed by Odebrecht S.A that it had initiated negotiations with LyondellBasell for a potential transaction involving the transfer of Odebrecht’s entire interest in Braskem.

According to an amendment to Braskem S.A. Shareholder's Agreement on September 25, 2018, preferred shares owned by the Company became also subject to tag-along rights as already set forth for the ordinary shares.

This transaction is subject, among other conditions, to due diligence, negotiation of definitive agreements and all necessary approvals. There is no binding obligation between the parties to assure the conclusion of the transaction.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Depending on the outcome of this transaction, the Company will assess the terms and conditions of the LyondellBasell’s offer in the context of exercising its tag-along right as set forth in Braskem S.A. Shareholder's Agreement.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Information on the main estimates used in the cash flow projections to determine the value in use of Braskem is set out in Note 14 to the audited financial Statements for the year ended December 31, 2017.

11.	Property, plant and equipment
11.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Total
Balance at January 1,2017	6,982	78,724	38,569	51,195	175,470
Additions	2	1,167	11,031	31	12,231
Additions to / review of estimates of decommissioning costs	-	-	-	4,503	4,503
Capitalized borrowing costs	-	-	1,972	-	1,972
Write-offs	(14)	(6)	(545)	(35)	(600)
Transfers (****)	316	3,296	(7,631)	3,079	(940)
Depreciation, amortization and depletion	(437)	(7,320)	-	(5,366)	(13,123)
Impairment recognition	(145)	(937)	(568)	(892)	(2,542)
Impairment reversal	52	831	165	692	1,740
Cumulative translation adjustment	(91)	(753)	(472)	(745)	(2,061)
Balance at December 31, 2017	6,665	75,002	42,521	52,462	176,650
Cost	9,914	128,603	42,521	86,491	267,529
Accumulated depreciation, amortization and depletion	(3,249)	(53,601)	-	(34,029)	(90,879)
Balance at December 31, 2017	6,665	75,002	42,521	52,462	176,650
Additions	2	1,048	6,965	5	8,020
Additions to / review of estimates of decommissioning costs	-	-	-	27	27
Capitalized borrowing costs	-	-	1,381	-	1,381
Write-offs	(44)	(10)	(200)	(6)	(260)
Transfers (****)	286	8,423	(12,709)	5,040	1,040
Depreciation, amortization and depletion	(315)	(4,798)	-	(3,960)	(9,073)
Impairment recognition	-	(3)	(49)	(376)	(428)
Cumulative translation adjustment	(1,126)	(9,013)	(5,767)	(8,918)	(24,824)
Balance at September 30, 2018	5,468	70,649	32,142	44,274	152,533
Cost	8,420	121,488	32,142	75,393	237,443
Accumulated depreciation, amortization and depletion	(2,952)	(50,839)	-	(31,119)	(84,910)
Balance at September 30, 2018	5,468	70,649	32,142	44,274	152,533
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method

(*) It is composed of platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, rights of use and other operating, storage and production plants, also including exploration and production assets depreciated based on the units of production method.

(**) See note 27 for assets under construction by business area.

(***) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated to proved reserves and other costs directly associated to the exploration and production of oil and gas.

(****) It includes transfers to/from assets held for sale.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

For the nine-month period ended September 30, 2018, additions to property, plant and equipment primarily relate to the development of oil and gas production in the pre-salt of Santos Basin, notably in Lula, Búzios and Atapu fields, as well as in Libra area.

At September 30, 2018, property, plant and equipment include assets under finance leases of US$ 94 (US$ 118 as of September 30, 2017).

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of September 30, 2018, the Company’s property, plant and equipment include the amount of US$ 18,684 related to the Assignment Agreement (US$ 22,614 as of December 31, 2017).

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase, and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation of: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

In November 2017, the Company set up an internal commission responsible for the negotiation with the Brazilian Federal Government, composed of representatives of the Chief Exploration and Production Officer and the Chief Financial Officer.

In January 2018, the Brazilian Federal Government established, through the Interministerial Ordinance No. 15/2018, the Interministerial Commission responsible for negotiating and concluding the terms of this review.

The negotiations are ongoing and have taken into account appraisals by independent experts engaged by both parties and their respective reports. On September 14, 2018, the Brazilian Energy Policy Council (Conselho Nacional de Política Energética – CNPE) enacted Resolution 12/2018 recommending the Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia - MME) to send a draft of an amendment to the agreement to the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) in order to make an assessment of its terms. Accordingly, this draft was sent to TCU and to the Company and the negotiations toward the end of the review will progress after TCU assessment.

The identification of the volume exceeding five million barrels of oil equivalent provides an opportunity for both parties to reach an agreement in case of compensation to the Company arising from the review. The Brazilian Energy Policy Council also recommended that the Brazilian Ministry of Mines and Energy, by means of Resolution 12/2018, send drafts of the public auction and the agreement for the bidding rounds of the exceeding volume under production-sharing regime. Aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company completed its assessment based on reports issued by the independent experts it has engaged.

This review process of the Assignment Agreement has been monitored by the Minority Shareholders Committee, which is composed of two board members elected by the minority shareholders and by a third independent member with knowledge in technical-financial analysis of investment projects. This Committee provides support to the board’s decisions through opinions about related matters.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

11.3.	Impairment

As described in note 32, in October 2018 the Company entered into an agreement with Murphy Oil Corporation in order to establish a joint venture through their producing properties of oil and gas activities in the Gulf of Mexico.

The terms of the agreement triggered an impairment assessment for these assets at September 30, 2018 and, as a result, the Company recognized an impairment loss in the amount of US$ 376 during the third quarter of 2018, writing down their carrying amounts to US$ 2,175.

The impairment loss was primarily driven by changes in operational assumptions and discount rate considering the likelihood of the transaction occurring.

12.	Intangible assets
12.1.	By class of assets
			Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2017	2,678	68	306	220	3,272
Addition	935	16	61	-	1,012
Capitalized borrowing costs	-	-	4	-	4
Write-offs	(81)	-	(2)	-	(83)
Transfers	(1,656)	2	-	-	(1,654)
Amortization	(20)	(29)	(101)	-	(150)
Impairment recognition	(33)	-	-	-	(33)
Cumulative translation adjustment	(22)	-	(4)	(2)	(28)
Balance at December 31, 2017	1,801	57	264	218	2,340
Cost	2,006	496	1,225	218	3,945
Accumulated amortization	(205)	(439)	(961)	-	(1,605)
Balance at December 31, 2017	1,801	57	264	218	2,340
Addition	819	26	35	-	880
Capitalized borrowing costs	-	-	3	-	3
Write-offs	(15)	-	-	-	(15)
Transfers	(23)	6	(4)	14	(7)
Amortization	(11)	(18)	(57)	-	(86)
Cumulative translation adjustment	(314)	(11)	(44)	(35)	(404)
Balance at September 30, 2018	2,257	60	197	197	2,711
Cost	2,467	464	1,052	197	4,180
Accumulated amortization	(210)	(404)	(855)	-	(1,469)
Balance at September 30, 2018	2,257	60	197	197	2,711
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On March 29, 2018, the Company acquired seven offshore blocks in the fifteenth round of bids under the concession regime. The Company will be the operator in two blocks located in Campos basin, which were acquired in partnership with Exxon and Equinor. Another two blocks within Campos basin were acquired in partnership with Exxon and Qatar Petroleum and will be operated by ExxonMobil. The other three blocks are located in Potiguar basin, of which two were acquired in partnership with Shell and will be operated by the Company, and one was totally acquired by Company. The total amount of the signature bonus paid by the Company in August 2018 was US$ 559.

On June 7, 2018, the Company acquired three offshore blocks (Uirapuru, Dois Irmãos and Três Marias) in partnership with other companies through the 4th ANP Bidding Round under the production-sharing regime. The Company will be the operator of all these blocks and the total amount of the signature bonus paid by the Company in September 2018 was US$ 254.

On September 28, 2018, the Company acquired the Sudoeste de Tartaruga Verde block through the 5th ANP Bidding Round under the production-sharing regime. The Company offered the minimum profit oil set forth in this bidding and a bonus of US$ 17 to be paid in November 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	Jan-Sep/2018	Jan-Dec/2017
Property plant and equipment
Opening Balance	4,522	5,133
Additions to capitalized costs pending determination of proved reserves	447	797
Capitalized exploratory costs charged to expense	(1)	(107)
Transfers upon recognition of proved reserves	(237)	(1,227)
Cumulative translation adjustment	(791)	(74)
Closing Balance	3,940	4,522
Intangible Assets	1,916	1,390
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	5,856	5,912

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	2018	2017	2018	2017

Exploration costs recognized in the statement of income	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Geological and geophysical expenses	251	258	85	80
Exploration expenditures written off (includes dry wells and signature bonuses)	72	225	7	124
Contractual penalties	70	3	10	7
Other exploration expenses	9	8	2	2
Total expenses	402	494	104	213

Cash used in :	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Operating activities	260	266	88	82
Investment activities	1,317	698	929	266
Total cash used	1,577	964	1,017	348

For the nine-month period ended September 30, 2018, the Company recognized a provision in the amount of US$70  arising from potential contractual penalties for non-compliance with minimum percentages of local content in 128 blocks for which the exploratory phases were concluded.

14.	Trade payables
	09.30.2018	12.31.2017
Third parties in Brazil	3,658	3,671
Third parties abroad	2,429	1,380
Related parties	771	716
Balance in current liabilities	6,858	5,767

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.	Finance debt
15.1.	Balance by type of finance debt

	09.30.2018	12.31.2017
In Brazil
Banking Market	9,826	12,672
Capital Market	3,247	3,649
Development banks	4,010	5,571
Others	35	38
Total	17,118	21,930
Abroad
Banking Market	25,563	31,265
Capital Market	40,949	51,912
Development banks	40	−
Export Credit Agency	3,994	3,670
Others	263	269
Total	70,809	87,116
Total finance debt	87,927	109,046
Current	4,033	7,001
Non-current	83,894	102,045

In order to reflect the changes in accounting practices arising from the application of IFRS 9, the Company remeasured its financing agreements in force at January 1, 2018 which previously had their contractual clauses renegotiated and the modifications thereof did not result in substantial changes, as set out in note 4.1. Accordingly, the balance of current and non-current debt increased by US$ 356 due to the initial application of IFRS 9, which was recognized within equity at January 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.2.	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2016	Initial application of IFRS 9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 12.31.2017

In Brazil	25,921	-	6,801	(10,641)	(2,286)	2,296	114	(275)	21,930
Abroad	92,205	-	18,788	(25,489)	(4,251)	4,851	1,057	(45)	87,116

	118,126	-	25,589	(36,130)	(6,537)	7,147	1,171	(320)	109,046
	Balance at 12.31.2017	Initial application of IFRS 9	Additions (new funding obtained)	Principal amortization (*)	Interest amortization (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Balance at 09.30.2018
In Brazil	21,930	65	2,373	(3,990)	(842)	1,038	(2)	(3,454)	17,118
Abroad	87,116	291	6,714	(23,352)	(3,446)	3,343	1,869	(1,726)	70,809

	109,046	356	9,087	(27,342)	(4,288)	4,381	1,867	(5,180)	87,927
Reconciliation to the Statement of Cash Flows
Purchase of property, plant and equipment on credit			(79)	-	-
Expenses with debt restructuring			-	(591)	-
Deposits linked to financing			-	2	(252)
Finance leases			-	17	-
Net cash used in financing activities			9,008	(27,914)	(4,540)
(*) It includes pre-payments.
(**) It includes premium and discount over notional amounts and other related costs.

In line with the Company’s Business and Management Plan and following its liability management strategy, recent funds have been raised in order to settle older debts, as well as aiming at improving the debt repayment profile taking into account its alignment with investments returns over the long run.

For the nine-month period ended September 30, 2018, proceeds from financing amounted to US$ 9,008, principally reflecting: (i) funds raised from the domestic and international banking market in the amount of US$ 5,643 with average term of 6.19 years; (ii) global notes issued in the capital market in the amount of US$ 1,962 and maturing in 2029; and (iii) proceeds from Export Credit Agency amounting to US$ 1,041.

In addition, the Company repaid several finance debts, notably: (i) US$ 12,816 relating to repurchase of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to US$ 305; and (ii) pre-payment of banking loans in the domestic and international market totaling US$ 11,974; and (iii) pre-payment of US$ 687 with respect to financings with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.3.	Summarized information on current and non-current finance debt
Maturity in	2018	2019	2020	2021	2022	2023 and onwards	Total (**)	Fair value

Financing in U.S.Dollars (US$)(*):	1,355	1,323	2,412	5,220	7,146	47,734	65,190	77,131
Floating rate debt	510	1,258	2,347	2,702	5,550	17,590	29,957
Fixed rate debt	845	65	65	2,518	1,596	30,144	35,233
Average interest rate	5.0%	5.7%	6.1%	6.0%	5.9%	6.5%	6.2%

Financing in Brazilian Reais (R$):	510	1,213	2,705	2,121	3,877	6,387	16,813	15,127
Floating rate debt	338	870	2,454	1,874	3,558	5,036	14,130
Fixed rate debt	172	343	251	247	319	1,351	2,683
Average interest rate	6.3%	6.5%	6.9%	7.7%	7.5%	6.3%	6.7%

Financing in Euro (€):	22	85	222	328	695	2,197	3,549	4,584
Floating rate debt	-	-	176	-	-	-	176
Fixed rate debt	22	85	46	328	695	2,197	3,373
Average interest rate	4.3%	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%

Financing in Pound Sterling (£):	45	36	-	-	-	2,243	2,324	2,381
Fixed rate debt	45	36	-	-	-	2,243	2,324
Average interest rate	6.3%	6.2%	-	-	-	6.3%	6.3%

Financing in other currencies:	51	-	-	-	-	-	51	52
Floating rate debt	47	-	-	-	-	-	47
Fixed rate debt	4	-	-	-	-	-	4
Average interest rate	1.2%	-	-	-	-	-	1.2%

Total as of September 30, 2018	1,983	2,657	5,339	7,669	11,718	58,561	87,927	99,275
Average interest rate	5.2%	5.8%	6.2%	6.2%	6.1%	6.4%	6.2%

Total as of December 31, 2017	7,001	6,476	9,641	12,745	18,014	55,169	109,046	116,621
Average interest rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2018 is 9.05 years (8.62 years as of December 31, 2017).

The fair value of the Company's finance debts is mainly determined and categorized into a fair value hierarchy as follows:

Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 47,538 as of  September 30, 2018 (US$ 54,248 as of December 31, 2017); and

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also the Petrobras’ credit risk, amounting to US$ 51,737 as of September 30, 2018  (US$ 62,373 as of December 31, 2017).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

15.4.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the nine-month period ended September 30, 2018 the capitalization rate was 6.42% p.a. (6.15% p.a. for the nine-month period ended September 30, 2017).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

15.5.	Lines of credit
						Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	900	100
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Crédit Agricole Corporate	4/12/2018	6/20/2020	400	222	178
Petrobras	New Development Bank	8/27/2018	8/27/2022	200	40	160
Total				5,950	1,162	4,788

In Brazil
PNBV	BNDES	9/3/2013	1/31/2019	2,562	722	1,840
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	519	−	519
Petrobras	Bradesco	6/1/2018	5/31/2023	519	−	519
Transpetro	BNDES	11/7/2008	8/12/2041	177	74	103
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	20	10	10
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	85	−	85
Total				3,882	806	3,076

In the nine-month period ended September 30, 2018, the Company entered into a revolving credit facility (RCF) with a syndicate of 17 banks and also entered into two lines of credits with Banco do Brasil and Bradesco Bank. The Company can promptly access these funds at any moment until their maturities.

In addition, the Company signed a guaranteed financing agreement with Credit Agricole and UK export credit agency.

15.6.	Covenants and Collateral
15.6.1.	Covenants

The Company has covenants that were not in default at September 30, 2018 in its loan agreements and notes issued in the capital markets requiring, among other obligations i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year, with a grace period ranging from 30 to 60 days, depending on the agreement; ii) Negative Pledge / Permitted Liens clause; iii) clauses of compliance with the laws, rules and regulations applicable to the conduct of its business including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relations with entities or even countries sanctioned primarily by the United States (including, but not limited to, the Office of Foreign Assets Control (OFAC), Department of State and Department of Commerce), the European Union and United Nations; and vi) covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

15.6.2.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized.

Financing agreements with China Development Bank (CDB) maturing in 2026 and 2027 are also collateralized based on future oil exports for specific buyers limited to 200 thousand barrels per day up to 2019, 300 thousand barrels per day from 2020 to 2026, and 100 thousand barrels per day in 2027. This collateral may not exceed the amount of the related debt (US$ 10,157 at September 30, 2018 and US$ 10,815 at December 31, 2017). On January 30, 2018, the Company pre-paid the balance of a financing agreement maturing in 2019 in the amount of US$ 2,800.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Bonds issued by the Company in the capital market are unsecured.

The global notes issued by the Company in the capital market through its wholly-owned subsidiary Petrobras Global Finance B.V. – PGF are unsecured. However, Petrobras fully, unconditionally and irrevocably guarantees these notes, as set out in note 33.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Leases
16.1.	Future minimum lease payments / receipts – finance leases
			Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2018	31	(16)	15	18	(7)	11
2019 - 2022	576	(256)	320	153	(80)	73
2023 and thereafter	474	(89)	385	320	(216)	104
As of September 30, 2018	1,081	(361)	720	491	(303)	188
Current			53			22
Non-current			667			166
As of September 30, 2018			720			188
Current			54			25
Non-current			735			204
As of December 31, 2017			789			229

16.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2018	2,987
2019	8,039
2020	7,004
2021	7,283
2022	6,729
2023 and thereafter	64,492
As of September 30, 2018	96,534

As of December 31, 2017	92,019

As of September 30, 2018, the balance of estimated future minimum lease payments under operating leases includes US$ 54,765 (US$ 52,701 as of December 31, 2017) with respect to assets under construction, for which the lease term has not commenced.

For the nine-month period ended September 30, 2018, the Company recognized expenditures of US$ 5,624 (US$ 7,495 for the nine-month period ended September 30, 2017) for operating leases installments.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

17.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions:

•	Prioritization of the Company’s interests regardless of the counterparty;
•	Arm’s length basis;
•	Compliance with market conditions, especially concerning terms, prices and guarantees or with adequate compensatory payment;
•	Accurate and timely disclosure in accordance with applicable authorities.

The Audit Committee must approve in advance transactions between the Company and its associates, the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, taking into account the materiality established by this policy. The Audit Committee reports monthly to the Board of Directors.

Transactions with entities controlled by key management personnel or by their close family members are also approved in advance by the Audit Committee regardless of the amount involved.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

17.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		09.30.2018		12.31.2017

	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors (joint ventures)	348	130	294	141
Petrochemical companies (associates)	59	21	59	16
Other associates and joint ventures	251	728	177	691
Subtotal	658	879	530	848
Brazilian government – Parent and its controlled entities
Government bonds	1,707	−	1,702	-
Banks controlled by the Brazilian Government	6,317	11,138	5,839	14,926
Receivables from the Electricity sector (note 7.4)	4,022	−	5,247	−
Petroleum and alcohol account - receivables from the Brazilian Government	295	−	251	-
Diesel Price Subsidy Program	558	−	−	-
Others	39	75	45	217
Subtotal	12,938	11,213	13,084	15,143
Pension plans	56	46	68	94
Total	13,652	12,138	13,682	16,085
Current	3,659	1,683	2,521	2,013
Non-Current	9,993	10,455	11,161	14,072
Total	13,652	12,138	13,682	16,085

The income/expenses of significant transactions are set out in the following table:

	2018	2017	2018	2017

	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Joint ventures and associates
State-controlled gas distributors (joint ventures)	1,712	1,635	645	560
Petrochemical companies (associates)	2,798	2,922	1,034	892
Other associates and joint ventures	(832)	(319)	(330)	(180)
Subtotal	3,678	4,238	1,349	1,272
Brazilian government – Parent and its controlled entities
Government bonds	76	109	24	38
Banks controlled by the Brazilian Government	(689)	(1,094)	(187)	(279)
Receivables from the Electricity sector (note 7.4)	1,015	524	208	119
Petroleum and alcohol account - receivables from the Brazilian Government	85	1	85	−
Diesel Price Subsidy Program	980	−	816	−
Others	136	238	52	100
Subtotal	1,603	(222)	998	(22)
Pension plans	−	−	−	−
Total	5,281	4,016	2,347	1,250
Revenues, mainly sales revenues	6,375	5,677	2,897	1,850
Purchases and services	(1,519)	(947)	(656)	(450)
Foreign exchange and inflation indexation charges, net	(209)	281	(58)	102
Finance income (expenses), net	634	(995)	164	(252)
Total	5,281	4,016	2,347	1,250

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent. For detailed information on Assignment Agreement, see note 11.2.

In 2018, the Company participated in three competitive processes and, subsequently, in the second bidding round of oil sales carried out by the Pre-Sal Petróleo SA - PPSA, the state-owned company that represents the interests of the Brazilian Federal Government.  In the first three processes, the Company committed to acquire approximately 200,000 m3 of oil from Mero field. With respect to the bidding process, the Company committed to acquire, from September 2018 to August 2021, approximately 1,781,000 m3 of oil from Mero and Sapinhoá fields. The estimated amount of these transactions is US$ 735.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

17.1.1.	Diesel Price Subsidy Program

In 2018, after risk assessment, the Company joined the Diesel Price Subsidy Program established by the Brazilian Federal Government. This program grants reimbursements to diesel producers and importers to the extent that their selling prices to the domestic distributors are equal or lower than prices determined by relevant regulation. The amount of this government grant results from the following parameters governed by each phase of the program as shown below:

Phase	Períod	Methodology of computation	Regulation
1st phase	June 1 to June 7, 2018	US$ 0.02 dollars (R$0.07) per liter	Decree 9,392/2018
2nd phase	June 8 to July 31, 2018

Difference between reference price provided for by ANP (Preço de Referência - PR) and the sales price to domestic distributors (Preço de Comercialização - PC), limited to US$ 0.08 dollars (R$ 0.30) per liter

Decree 9,403/2018
3rd phase	August 1 to December 31, 2018

Difference between PR and PC, limited to US$ 0.08 dollars (R$ 0.30) per liter, taking into account a fixed portion comprising  charges related to Social Integration Program and Social Security Financing (PIS and COFINS) and previous differences greater than the limit

Decree 9,454/2018

The PR is driven by diesel international prices and U.S. dollar exchange rates. The first and second phases of the program included sales of different types of diesel, such as marine diesel. From the third phase of program, the subsidy has become restricted to sales of road diesel and, additionally, a fixed portion made up of charges related Social Integration Program and Social Security Financing (PIS and COFINS), as well as differences exceeding US$ 0.08 dollars (R$ 0.30) per liter in previous periods, have been included in its computation. In case of a lower PR when compared to PC, the program foresees reimbursement to the Brazilian Federal Government.

The Brazilian Federal Government established a US$ 2,373 threshold for this program (R$ 9,500 million), meaning that the subsidy will be ceased if the total grants provided for by the government meets such amount before December 31, 2018.

The settlement of the subsidy occurs to the extent the Company provides all necessary information to ANP in order to prove its fiscal regularity and prices of diesel sold in accordance with the relevant regulation. The period of the subsidy computation is up to thirty days and ANP must confirm the grant within fifteen business days after receiving all the necessary documentation.

Such revenue recognition occurs when the diesel is sold and delivered to distributors and the right to the grant is recognized within current account receivables. Through September 30, 2018, the Company accounted for US$ 889 as revenues with respect to sales within the second and third phases of the program (see note 22). Of this amount, US$ 399 was disbursed to the Company in September 2018, and the Company expects to collect the remaining US$ 490 after the ANP assessment.

On October 10, 2018, ANP refused to grant the Company the subsidy of US$ 17 related to the first phase of the program, alleging that the Company did not comply with the requirements. The Company has taken measures to enable the collection and recognition of such amount.

17.1.2.	Petroleum and Alcohol accounts - Receivables from the Brazilian Federal Government

Pursuant to Provisional Measure 2,181 of August 24, 2001, the Brazilian Federal Government may settle the balance of receivables related to the Petroleum and Alcohol accounts by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both.

The Company provided all the information required by the National Treasury Secretariat (Secretaria doTesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Brazilian Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

On October 28, 2016, the court ruled in favor of the Company disallowing the use of an alleged debt from the liquidated company of the group, Petrobras Comércio Internacional S.A. – Interbrás, by the Brazilian Federal Government, when offsetting the outstanding balance.

On July 18, 2017, the Brazilian Federal Government appealed the ruling and, in July 2018, the Regional Federal Court (Tribunal Regional Federal – TRF) denied the appeal, sustained the aforementioned ruling from 2016 and determined the settlement of the amount owed by the Brazilian Federal Government including inflation charges from August 2011 based on the National Consumer Price Index – IPCA and interest at rates provided for the Brazilian Federal Justice.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

In September 2018, the Brazilian Supreme Court ruled on a decision of including inflation indexation on an amount to be paid by the Brazilian Federal Government with respect to another proceeding in which the Company is not a party. According to this decision, such inflation charges were stayed and this decision affects all similar claims in which the Brazilian Federal Government is a party.

Accordingly, as of September 30, 2018, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 295 (US$ 251 as of December 31, 2017) and the Company recognized US$ 85 as finance income in the third quarter of 2018 only reflecting the interest accrued on such receivables.

17.2.	Compensation of key management personnel

The compensation of Executive Officers and Board Members of Petrobras parent company, which are based on the assumptions governed by the Secretariat of Management and Governance of the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), is set out as follows:

		Jan-Sep/2018			Jan-Sep/2017
	Officers	Board members	Total	Officers	Board members	Total
Wages and short-term benefits	2.7	0.3	3.0	2.9	0.3	3.2
Social security and other employee-related taxes	0.7	−	0.7	0.8	−	0.8
Post-employment benefits (pension plan)	0.2	−	0.2	0.3	-	0.3
Total compensation recognized in the statement of income	3.6	0.3	3.9	4.0	0.3	4.3
Average number of members in the period (*)	7.89	10.00	17.89	8.00	9.00	17.00
Average number of paid members in the period (**)	7.89	6.22	14.11	8.00	6.00	14.00

(*) Monthly average number of members.
(**) Monthly average number of paid members.

For the nine-month period ended September 30, 2018, charges related to compensation of the board members and executive officers of the Petrobras group amounted to US$ 18 (US$ 18 for the nine-month period ended September 30, 2017).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 88 thousand for the nine-month period ended September 30, 2018 (US$ 105 thousand with social security and related charges).

The monthly compensation of Audit Committee members is fixed at 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

In the first quarter of 2018, the Board of Directors approved the variable compensation program (PRV) of the Board of Executive Officers for the year 2018. The amount of compensation to be paid varies according to the percentage of achievement of the financial and operational targets. The program foresees compensations being disbursed through 5 years and may also trigger other compensations to officers from 2019 provided the achievement of certain prerequisites.

The Company’s General Shareholder’s Meeting held on April 26, 2018 determined the amount of US$ 8 as the threshold of executive officers and board members compensation for the period from April 2018 to March 2019, as well as approved the increase in the number of board members to 11.

The General Shareholder’s Meeting held on October 4, 2018 amended the Company’s Bylaws and created the Statutory Audit Committee of the Petrobras Conglomerate, an additional advisory committee to the Board of Directors serving as the audit committee for the Brazilian subsidiaries from Petrobras group with no such exclusive  committee as required by the Law 13,303/16. The monthly compensations of its chairman and other members are fixed at 40% and 30%, respectively, of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Provision for decommissioning costs
Non-current liabilities	Jan-Sep/2018	Jan-Dec/2017
Opening balance	14,143	10,252
Adjustment to provision	26	4,166
Transfers related to liabilities held for sale	−	(117)
Payments made	(358)	(709)
Interest accrued (*)	497	757
Others	72	24
Cumulative translation adjustment	(2,484)	(230)
Closing balance	11,896	14,143

(*) For the nine-month period ended September 30, 2017, interest accrued amounted to US$ 570.

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

19.	Taxes
19.1.	Income taxes and other taxes
Income taxes	Current assets		Current liabilities		Non-current liabilities
	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Taxes in Brazil
Income taxes	271	442	313	39	-	-
Income taxes - Tax settlement programs	−	−	53	228	540	671
	271	442	366	267	540	671
Taxes abroad	7	37	12	32	-	-
Total	278	479	378	299	540	671

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Taxes in Brazil
Current / Deferred ICMS (VAT)	1,004	934	506	707	734	1,021	−	−
Current / Deferred PIS and COFINS	907	820	1,849	2,282	561	820	−	−
CIDE	12	14	−	−	44	104	−	−
Production taxes	−	−	−	−	1,987	1,605	−	−
Withholding income taxes	−	−	−	−	105	157	−	−
Tax Settlement Program (**)	−	−	−	−	106	648	−	−
Others	142	170	55	72	128	165	98	86
Total in Brazil	2,065	1,938	2,410	3,061	3,665	4,520	98	86
Taxes abroad	14	20	15	14	25	28	−	−
Total	2,079	1,958	2,425	3,075	3,690	4,548	98	86

(*) Other non-current taxes are classified as other non-current liabilities.

(**) It includes the amount of US$ 2 relating to refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.2.	Brazilian federal settlement programs

In 2017, the Company joined certain settlement programs created by the Brazilian Federal Government, which enabled the settlement of significant disputes in which the Company was a defendant, with certain benefits, such as the use of tax loss carry forwards and reduction in interests, penalties and related charges. The settlement of disputes involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies reduced tax disputes amounting to US$ 11,552 as shown below:

Provisional measures	Signed into law	Brazilian federal settlement programs	Disputes	Amount of relief	Debts
766	-	Tax Settlement Program - PRT (*)	502	−	502
783	13.496	Special Tax Settlement Program - PERT	2,203	1,001	1,202
780	13.494	Non-Tax Debts Settlement Program - PRD	340	113	227
795	13.586	Withholding income tax on remittances for payment of charter of vessels	8,507	7,976	531
			11,552	9,090	2,462
(*) Benefit of using tax loss carryforwards to settle 80% of the debt.

Detailed information on those settlement programs are presented in note 21.2 to the Company’s audited financial statements ended December 31, 2017.

The balances of respective liabilities carried on the statement of financial position as of September 30, 2018 are shown below:

	12.31.2017	Payments	Use of tax loss carryforwards	Inflation indexation	Others	CTA	09.30.2018
PRT
Income taxes	153	−	(140)	−	−	(11)	2
Other taxes	−	−	−	−	−	−	−
Total	153	−	(140)	−	−	(11)	2
PERT
Income taxes	744	(42)	−	34	(18)	(126)	592
Others taxes	40	(60)	−	2	17	1	−
	784	(102)	−	36	(1)	(125)	592
PRD
Production taxes	87	(95)	−	2	5	1	−
Law 13.586/17
Withholding income tax	521	(377)	−	15	2	(57)	104
Total	1,545	(574)	(140)	53	6	(192)	698
Current							158
Non-current							540

The following table presents the settlement years of the outstanding amounts under these programs:

	2018	2019	2020	2021	2022	2023 onwards	Total
PRT	−	2	−	−	−	−	2
PERT	12	52	52	52	52	372	592
Law 13.586/17	104	−	−	−	−	−	104
Total	116	54	52	52	52	372	698

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In accordance with its current corporate governance process and following cost-benefit analysis, the Company elected, during the nine-month period ended September 30, 2018, to settle in cash VAT (ICMS) tax disputes by joining states amnesty settlement programs and taking advance of their reliefs, as shown below:

State	State Law/Decree n°	Benefits received	Debts	Reduction Benefit	Amount to be paid after benefit (*)
TO	3.346/18	Reduction of 90% of debts from fines and interest.	4	3	1
RN	10.341/18 27.679/18	Reduction of 95% of fines, 80% of the interest and 50% of Vat tax forgiveness	199	169	30
SE	8.458/2018	Reduction of 90% of fines and interest	244	212	32
MT	1.630/18	Reduction of 75% of interest, fines and penalties.	101	47	54
Total			548	431	117
(*) Amounts recognized as other taxes.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.4.	New Taxation Model for the Oil and Gas Industry

On December 28, 2017, the Brazilian federal government enacted Law No. 13,586, which outlines a new taxation model for the oil and gas industry and, along with the Decree 9,128/2017, establishes a new special regime for exploration, development and production of oil, gas and other liquid hydrocarbons named Repetro-Sped.

Due to the application of this new model, the Company expects greater legal stability in the oil and gas industry in Brazil, which may encourage higher investments and reduce the number of litigations involving the industry players.

Regarding the Repetro-Sped, this regime enhances the former Repetro (Special Customs Regime for the Export and Import of Goods designated to Exploration and Production of Oil and Natural Gas Reserves), notably providing for tax relief over goods permanently held in Brazil in addition to the previous relief related to temporary admissions. Therefore, the Company has transferred the ownership of oil and gas assets under this regime from foreign subsidiaries to the parent company in Brazil and intends to finish this process until 2020. The regime will expire in December, 2040.

Following the creation of Repetro-Sped, the Brazilian states, pursuant to a decision of the Brazilian National Council of Finance Policies (CONFAZ), agreed to grant tax incentives relating to VAT (ICMS) over transactions in the scope of this regime to the extent each state enacts its specific regulation providing for the tax relief on oil and gas industry.

At the date of issue of these unaudited interim financial statements, the states enacting new regulations governing the VAT tax incentives authorized by CONFAZ were: Rio de Janeiro, São Paulo, Bahia, Rio Grande do Norte, Espírito Santo, Sergipe, Amazonas, Ceará, Minas Gerais and Piaui.

For additional information on the main provisions under Law 13,586/17, Decree 9,128 /17 and VAT (ICMS) tax incentives over the Repetro-Sped, see notes 21.4.1 and 21.4.2 to the audited financial statements for the year ended December 31, 2017.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.5.	Deferred income taxes - non-current
a)	The changes in the deferred income taxes are presented as follows:

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively.

	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee Benefits	Others	Total
Balance at January 1, 2017	(11,205)	937	3,512	(90)	1,128	6,040	429	3,009	284	4,044
Recognized in the statement of income for the year	363	(1,292)	(1,099)	(64)	1,134	278	130	(4)	139	(415)
Recognized in shareholders’ equity (**)	-	-	(887)	-	-	(69)	-	(273)	9	(1,220)
Cumulative translation adjustment	150	45	34	4	(40)	(67)	(6)	(34)	(11)	75
Use of tax credits	-	-	-	-	-	(271)	-	-	-	(271)
Others	-	(188)	(16)	20	(21)	120	16	(10)	108	29
Balance at December 31, 2017	(10,692)	(498)	1,544	(130)	2,201	6,031	569	2,688	529	2,242
Initial application of IFRS9	-	-	147	-	-	-	-	-	4	151
Balance at January1,2018	(10,692)	(498)	1,691	(130)	2,201	6,031	569	2,688	533	2,393
Recognized in the statement of income for the period	1,818	(1,314)	(1,034)	(64)	47	181	2	249	(327)	(442)
Recognized in shareholders’ equity (**)	−	−	2,881	−	−	−	−	−	−	2,881
Cumulative translation adjustment	1,641	266	(387)	35	(403)	(782)	(82)	(500)	(40)	(252)
Use of tax credits	−	−	−	−	−	(1,017)	−	−	(22)	(1,039)
Others	−	(11)	17	(21)	2	11	−	11	4	13
Balance at September 30, 2018	(7,233)	(1,557)	3,168	(180)	1,847	4,424	489	2,448	148	3,554
Deferred tax assets										3,438
Deferred tax liabilities										(1,196)
Balance at December 31, 2017										2,242
Deferred tax assets										3,990
Deferred tax liabilities										(436)
Balance at September 30, 2018										3,554

(*) It mainly includes impairment adjustments and capitalized borrowing costs.

(**) The amounts presented as Loans, trade and other receivables/payables and financing relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out in note 30.2.

The increase in deferred tax assets in the nine-month period ended September 30, 2018 is mainly attributable to foreign exchange effects over the Company’s finance debt. The Company recognizes the deferred tax assets based on projections of future taxable profits in a ten-year perspective supported by the Business and Management Plan, which is revised annually.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

19.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Net income before income taxes	10,467	4,623	3,078	253
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,559)	(1,572)	(1,047)	(87)
Adjustments to arrive at the effective tax rate:			−	−
• Tax benefits from the deduction of interest on capital distribution	118	−	56	−
• Different jurisdictional tax rates for companies abroad	432	375	174	116
. Brazilian income taxes on income of companies incorporated outside Brazil (*)	(134)	(31)	(55)	(9)
• Tax incentives	60	134	21	46
• Tax loss carryforwards (unrecognized tax losses)	(150)	(55)	(45)	(17)
• Non-taxable income (non-deductible expenses), net (**)	(284)	(380)	(133)	(78)
• Tax settlement programs (***)	−	(1,373)	−	(27)
• Agreement with US authorities	(304)	−	(304)	−
• Others	(13)	102	4	7
Income taxes expense	(3,834)	(2,800)	(1,329)	(49)
Deferred income taxes	(442)	(1,468)	(100)	221
Current income taxes	(3,392)	(1,332)	(1,229)	(270)
Total	(3,834)	(2,800)	(1,329)	(49)

Effective tax rate of income taxes	36.6%	60.6%	43.2%	19.4%

(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017.

20.	Employee benefits (Post-Employment)
20.1.	Pension and medical benefits

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary.

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the audited consolidated financial statement for the year ended December 31, 2017 for detailed information about pension and medical benefits sponsored by the Company.

Deficit settlement plan – Petros Plan

The Petros Plan has in place a deficit settlement plan (PED) due to its accumulated deficit until 2015 in the amount of US$ 5,788. This amount was updated based on interest and inflation and reached US$ 8,253 at December 31, 2017. The PED was approved by the Executive Council of Petros Foundation on September 12, 2017 and assessed by the Company and the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST).

Additional contributions from participants and sponsors commenced in March 2018. Certain participants appealed before the judiciary and have had their contributions suspended based on judicial injunctions. In these cases, the Company has not paid its parity contributions. In the nine-month period ended September 30, 2018, the Company paid US$ 116 with respect of contributions under the PED.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions (parity basis). Accordingly, the Company will cover approximately US$ 4,141 of this deficit.

Split of Petros Plan

On February 15, 2018, the PREVIC authorized the split of Petros Plan into two new separate plans: Petros Plan – Renegotiated and Petros Plan – Non-renegotiated. The Petros Plan split has been in place since April 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

This split arose from the renegotiation procedures held in 2006-2007 period and in 2012, when 75% of the participants accepted the option to change to a model that sets forth solely inflation indexation on the annual adjustment of their benefits. The other participants’ benefits remained adjusted by the same rate as the Petrobras’ workforce had their salaries adjusted.

The balance of Petros plan was transferred to the new plans based on future commitments on a participant basis. As there were no changes in post-retirement benefits rules, the actuarial liabilities of these plans will be reviewed during the annual actuarial assumptions review to be carried out in December 2018.

Changes in the net defined benefits are set out as follows:

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Balance at January 1, 2017	10,752	−	−	293	11,214	38	22,297
(+) Remeasurement effects recognized in OCI	(654)	−	−	(105)	(1,150)	1	(1,908)
(+) Costs incurred in the year	1,256	−	−	76	1,383	11	2,726
(-) Contributions paid	(230)	−	−	−	(467)	(2)	(699)
(-) Payments related to the Term of Financial Commitment (TFC)	(223)	−	−	−	−	−	(223)
Others	−	−	−	−	−	(6)	(6)
Cumulative translation adjustment	(173)	−	−	(4)	(178)	(2)	(357)
Balance at December 31, 2017	10,728	−	−	260	10,802	40	21,830
Current	443	−	−	−	401	−	844
Non-current	10,285	−	−	260	10,401	40	20,986
Balance at December 31, 2017	10,728	−	−	260	10,802	40	21,830
(+) Costs incurred in the period	278	−	−	16	303	2	599
(-) Contributions paid	(93)	−	−	−	(111)	−	(204)
Others	−	−	−	−	−	30	30
Cumulative translation adjustment	(55)	−	−	(2)	(56)	(2)	(115)
Balance at March 31,2018	10,858	−	−	274	10,938	70	22,140
Transfer due to split of Petros plan	(10,858)	7,652	3,206	−	−	−	−
(+) Costs incurred in the period	−	343	135	27	521	5	1,031
(-) Contributions paid	−	(150)	(48)	−	(230)	(3)	(431)
(-) Payments related to the Term of Financial Commitment (TFC)	−	(72)	(29)	−	−	−	(101)
Others	−	−	−	−	−	5	5
Cumulative translation adjustment	−	(1,305)	(545)	(48)	(1,875)	(12)	(3,785)
Balance at September 30, 2018	−	6,468	2,719	253	9,354	65	18,859
Current	−	291	123	−	332	2	748
Non-current	−	6,177	2,596	253	9,022	63	18,111
Balance at September 30, 2018	−	6,468	2,719	253	9,354	65	18,859

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Pension Plans				Medical Plan
	Petros (*)	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Current service cost	23	36	5	25	118	4	211
Net interest cost over net liabilities / (assets)	255	307	130	18	704	5	1,419
Net costs for Jan-Sep/2018	278	343	135	43	822	9	1,630
Related to active employees:
Included in the cost of sales	46	60	18	22	179	−	325
Included in operating expenses	22	29	9	13	92	7	172
Related to retired employees	210	254	108	8	551	2	1,133
Net costs for Jan-Sep/2018	278	343	135	43	822	9	1,630
Net costs for Jan-Sep/2017	947	−	−	59	1,043	7	2,056
(*) It refers to the costs before the split in April 1, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Pension Plans				Medical Plan
	Petros	Petros Renegotiated	Petros Non-renegotiated	Petros 2	AMS	Other Plans	Total
Current service cost	(1)	17	3	6	36	2	63
Net interest cost over net liabilities / (assets)	1	135	73	6	212	3	430
Net costs for Jul-Sep/2018	−	152	76	12	248	5	493
Related to active employees:
Included in the cost of sales	−	27	10	7	55	−	99
Included in operating expenses	−	13	5	4	27	4	53
Related to retired employees	−	112	61	1	166	1	341
Net costs for Jul-Sep/2018	−	152	76	12	248	5	493
Net costs for Jul-Sep/2017	317	−	−	20	349	2	688

As of September 30, 2018 the Company had pledged crude oil and oil products volumes, totaling US$ 4,501, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (US$ 4,067 as of December 31, 2017).

For the nine-month period ended September 30, 2018, the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 182 (US$ 206 for the nine-month period ended September 30, 2017) recognized in the statement of income.

20.2.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Secretariat of Coordination and Governance of State‐Owned Enterprises (SEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP). The annual goals are based on the results of the following corporate indicators:

•	Maximum permissible levels of crude oil and oil products spill;
•	Lifting cost excluding production taxes in Brazil;
•	Crude oil and NGL production in Brazil;
•	Feedstock processed ‐ excluding NGL ‐ in Brazil,
•	Vessel operating efficiency; and
•	Percentage of compliance with natural gas delivery schedules.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees (6.25% at September 30, 2018). However, in the event that the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month salary for each employee added to half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

The subsidiary Liquigás and the joint operations Fábrica Carioca de Catalizadores (FCC) and Ibiritermo have their specific methodology for profit sharing computation pursuant to their own collective bargaining agreement, apart from other entities of the group.

Based on the estimates for the nine-month period ended September 30, 2018 , the Company recognized a provision of US$ 438 as other income and expenses (US$ 98 for the nine-month period ended September 30, 2017) regarding profit sharing benefits in accordance with clauses of the collective bargaining agreement, including US$ 3 as complement of the profit sharing for 2017.

20.3.	Voluntary Separation Incentive Plan

The Company has implemented voluntary separation incentive plans (PDIV) which have had the following cumulative participation by employees since their announcement:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,525)	(2,831)	143
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,165	(1,723)	(428)	14
Total	21,664	(18,248)	(3,259)	157

As a result, the Company recognized  a total of 18,248 separations in these plans, whose changes in the provision as of September 30, 2018 are  set out as follows:

	09.30.2018	12.31.2017
Opening Balance	34	811
Enrollments (*)	10	−
Revision of provisions	(7)	(237)
Separations in the period	(14)	(558)
Cumulative translation adjustment	(5)	18
Closing Balance	18	34
Current	18	34

(*) On January 29, 2018, Petrobras Distribuidora reopened its 2016 separation incentive plan PIDV (BR 2016) for new enrollments up to March 2, 2018.

20.4.	New Employee Career and Compensation Plan

On July 2, 2018, the Company released to its workforce the Employee Career and Compensation Plan (Plano de Carreiras e Remuneração – PCR), an upgrade of the remuneration and career model, with the goal of matching the new initiatives of people management to the current and future business needs, besides meeting the demands of the employees for recognition and more innovative work models.

The new plan enhances the Company’s people management model by means of a number of criteria that enables higher rewards based on skills and performances, broader mobility and career development.

The PCR results in a greater alignment with practices suggested by Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST). The employees were able to join the program until September 14, 2018, except for certain specific cases.

The Company granted monetary incentive to employees joining the program in order to achieve a higher number of enrollments to the plan, and estimates that this cost will be offset in the mid-term through the application of the recognition and reward best practices.

Through September 30, 2018, the Company disbursed US$ 289 with respect to the 39,164 employees who joined the program until September 14, 2018 and accounted for this charge within other income and expenses.

21.	Equity
21.1.	Share capital (net of share issuance costs)

As of September 30, 2018, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.	Other comprehensive income

In the nine-month period ended September 30, 2018, the Company primarily recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment loss of US$ 7,593 primarily reflecting translations from the main functional currency of Petrobras group (Brazilian Real) into the presentation currency (U.S. Dollar);

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

•

Foreign exchange rate variation loss of US$ 5,592 after taxes and amounts reclassified to the statement of income, recognized in the Company's equity, as a result of its cash flow hedge accounting policy. At September 30, 2018, the cumulative balance of foreign exchange variation losses, net of tax effects, was US$ 15,165 (see note 30.2).

21.3.	Earnings per share

		Jan-Sep/2018			Jan-Sep/2017

	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	3,778	2,844	6,622	911	685	1,596
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.51	0.51	0.51	0.12	0.12	0.12
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars (*)	1.02	1.02	1.02	0.24	0.24	0.24

(*) Petrobras' ADSs are equivalent to two shares.

		Jul-Sep/2018			Jul-Sep/2017
	Common	Preferred	Total	Common	Preferred	Total
Net income (loss) attributable to shareholders of Petrobras	960	723	1,683	47	36	83
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share - in U.S. dollars	0.13	0.13	0.13	0.01	0.01	0.01
Basic and diluted earnings (losses) per ADS equivalent - in U.S. dollars	0.26	0.26	0.26	0.02	0.02	0.02

21.4.	Distributions to shareholders

The General Shareholders Meeting held on April 26, 2018 amended provisions in the Company’s bylaws governing distribution to shareholders (dividends and interest on capital) on a quarterly basis. The Company’s Board of Directors approved on May 7, 2018 interest on capital distribution as shown in the table below. This distribution will be included in the Company’s minimum mandatory distribution for 2018 and will bear interest at Selic rate from the date of the payment to the end of the fiscal year.

The quarterly distribution of interest on capital is shown in the following table:

				Common Shares		Preferred Shares
Payment	Date of approval by the Board of Directors	Date of register	Date of Payment	Amount	Amount per Share (Pre-Tax)	Amount	Amount per Share (Pre-Tax)	Total Amount
1 st payment of interest on capital	05.07.2018	05.21.2018	05.29.2018	105	0.01	79	0.01	184
2 nd payment of interest on capital	08.02.2018	08.13.2018	23.08.2018	99	0.01	74	0.01	173
3 rd payment of interest on capital	11.05.2018	11.21.2018	12.03.2018	201	0.03	151	0.03	352
				405		304		709

Amounts translated into U.S. dollar based on the exchange rate prevailing at the date of the approval.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Sales revenues
	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Diesel	20,879	18,589	7,590	6,534
Diesel subsidy	889	-	740	-
Automotive gasoline	12,026	12,444	3,773	4,026
Liquefied petroleum gas	3,377	2,792	1,101	1,044
Jet fuel	2,862	2,249	1,021	765
Naphtha	1,804	2,024	689	602
Fuel oil (including bunker fuel)	962	978	411	390
Other oil products	3,178	2,758	1,145	970
Subtotal oil products	45,977	41,834	16,470	14,331
Natural gas	4,094	3,747	1,479	1,390
Ethanol, nitrogen products and renewables	1,505	2,784	518	1,011
Breakage	416	-	54	-
Electricity	1,828	2,446	953	1,204
Services and others	622	652	144	226
Domestic market	54,442	51,463	19,618	18,162
Exports	11,699	9,971	3,547	3,223
Sales abroad (*)	5,097	3,826	1,708	1,315
Foreign market	16,796	13,797	5,255	4,538
Sales revenues (**)	71,238	65,260	24,873	22,700
	,
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.
(**) Sales revenues by business segment are set out in note 27.

For the nine-month period ended September 30, 2018 and 2017, there was no customer whose sales revenues totaled 10% or more of the Company’s sales revenues.

As set out in note 17.1, the revenue recognition of the diesel subsidy occurs when the diesel is sold and delivered to distributors.

The impacts of the adoption of IFRS 15 for the nine-month period ended September 30, 2018 are presented in note 4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

23.	Other income and expenses
	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Pension and medical benefits - retirees	(1,133)	(1,445)	(341)	(482)
Unscheduled stoppages and pre-operating expenses	(912)	(1,195)	(396)	(382)
Agreement with US Authorities	(895)	-	(895)	-
Gains / (losses) related to legal, administrative and arbitration proceedings (*)	(749)	(860)	97	(490)
Gains/(losses) with Commodities Derivatives	(608)	-	(44)	-
Profit sharing	(438)	(98)	(119)	(5)
Impairment (**)	(349)	(110)	(380)	(46)
Employee Career and Compensation Plan - PCR	(289)	-	(289)	-
Institutional relations and cultural projects	(135)	(152)	(52)	(56)
Operating expenses with thermoelectric power plants	(68)	(56)	(18)	(6)
Health, safety and environment	(53)	(50)	(12)	(19)
Allowance for impairment of other receivables	(28)	(496)	(5)	(72)
Voluntary Separation Incentive Plan - PIDV	(3)	237	1	27
Gains / (losses) on disposal/write-offs of assets (***)	626	1,635	(63)	(131)
Amounts recovered from Lava Jato investigation	440	48	439	20
Expenses/Reimbursements from E&P partnership operations	222	271	87	63
Ship/Take or Pay agreements	62	426	40	127
Government grants	59	70	18	30
Reclassification of cumulative translation adjustments - CTA	-	(37)	-	-
Gain on remeasurement of investment retained with loss of control	-	217	-	-
Others	120	111	(13)	(51)
Total	(4,131)	(1,484)	(1,945)	(1,473)
(*) In 2018, it includes foreign exchange losses relating to the Class Action Settlement provision, in the amount of US$ 539, as set out in note 28.4.1.
(**) It includes US$ 376 relating to impairment losses in Gulf of Mexico fields (see note 11).
(***) In 2018, it primarily comprises gains with divestments, as set out in note 9. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Costs and Expenses by nature
	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Raw material and products for resale	(16,512)	(14,273)	(6,829)	(5,455)
Materials, third-party services, freight, rent and other related costs	(15,130)	(13,565)	(4,836)	(5,250)
Depreciation, depletion and amortization	(9,159)	(10,090)	(2,709)	(3,440)
Production taxes	(8,270)	(5,566)	(2,776)	(1,827)
Employee compensation	(6,623)	(6,816)	(2,253)	(2,296)
Allowance for expected credit losses	(916)	(635)	(491)	(182)
Unscheduled stoppages and pre-operating expenses	(912)	(1,195)	(396)	(382)
Agreement with US Authorities	(895)	−	(895)	−
(Losses) /Gains on legal, administrative and arbitration proceedings	(749)	(860)	97	(490)
Gains/(losses) with Commodities Derivatives	(608)	−	(44)	−
Other taxes (*)	(448)	(1,367)	(200)	(321)
Impairment (losses)/reversals	(349)	(110)	(380)	(46)
Institutional relations and cultural projects	(135)	(152)	(52)	(56)
Exploration expenditures written off (includes dry wells and signature bonuses)	(72)	(225)	(7)	(124)
Health, safety and environment	(53)	(50)	(12)	(19)
Reclassification of cumulative translation adjustment	−	(37)	−	−
Gain on remeasurement of investment retained with loss of control	−	217	−	−
Changes in inventories	2,950	(565)	843	(243)
Gains and losses on disposal/write-offs of assets (**)	626	1,635	(63)	(131)
Amounts recovered from Lava Jato investigation	440	48	439	20
Total	(56,815)	(53,606)	(20,564)	(20,242)
In the Statement of income
Cost of sales	(45,443)	(44,343)	(16,103)	(15,988)
Selling expenses	(4,083)	(3,308)	(1,493)	(1,339)
General and administrative expenses	(1,832)	(2,198)	(560)	(774)
Other taxes (*)	(448)	(1,367)	(200)	(321)
Exploration costs	(402)	(494)	(104)	(213)
Research and development expenses	(476)	(412)	(159)	(134)
Other income and expenses	(4,131)	(1,484)	(1,945)	(1,473)
Total	(56,815)	(53,606)	(20,564)	(20,242)

(*) In 2017, it includes the impact of tax settlement programs in the amount of US$ 883.
(**) In 2018, it includes gains with divestments, as set out in note 9.1. In 2017, it includes returned areas and cancelled projects, as well as the divestment in NTS.

25.	Net finance income (expense)
	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Debt interest and charges	(4,367)	(5,386)	(1,118)	(1,769)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(2,384)	(3,216)	(881)	(1,065)
Discount and premium on repurchase of debt securities	(304)	(337)	58	(23)
Income from investments and marketable securities (Government Bonds)	419	440	133	165
Financial result on net debt	(6,636)	(8,499)	(1,808)	(2,692)
Capitalized borrowing costs	1,384	1,467	396	499
Gains (losses) on derivatives	(138)	42	(71)	(45)
Unwinding of discount on the provision for decommissioning costs	(500)	(573)	(151)	(192)
Other finance expenses and income, net (**)	1,059	(429)	48	(23)
Other foreign exchange gains (losses) and indexation charges, net	384	437	108	110
Net finance income (expenses)	(4,447)	(7,555)	(1,478)	(2,343)
Income	2,185	857	571	234
Expenses	(4,490)	(5,678)	(1,203)	(1,653)
Foreign exchange gains (losses) and indexation charges	(2,142)	(2,734)	(846)	(924)
Total	(4,447)	(7,555)	(1,478)	(2,343)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) It includes US$ 580 related to electricity sector as described in note 7.4.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

26.	Supplemental information on statement of cash flows
	Jan-Sep/2018	Jan-Sep/2017
Additional information on cash flows:
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	847	693
Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	80	112
Provision/(reversals) for decommissioning costs	26	30
Use of deferred tax and judicial deposit for the payment of contingency	15	308

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

27.	Segment information

The operating segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Consolidated assets by operating segment-09.30.2018

Current assets	3,914	13,747	2,040	55	2,715	19,392	(4,349)	37,514
Non-current assets	122,844	31,884	12,957	114	2,480	8,683	2	178,964
Long-term receivables	7,532	3,028	1,008	2	834	7,930	40	20,374
Investments	1,253	1,299	749	41	−	4	−	3,346
Property, plant and equipment	112,054	27,390	10,967	71	1,459	630	(38)	152,533
Operating assets	86,244	23,897	8,542	69	1,261	416	(38)	120,391
Under construction	25,810	3,493	2,425	2	198	214	−	32,142
Intangible assets	2,005	167	233	−	187	119	−	2,711
Total Assets	126,758	45,631	14,997	169	5,195	28,075	(4,347)	216,478

Consolidated assets by operating segment-12.31.2017

Current assets	7,575	12,670	1,811	64	2,961	27,472	(5,422)	47,131
Non-current assets	137,044	38,396	16,744	126	3,160	9,274	(509)	204,235
Long-term receivables	7,619	3,330	2,395	4	1,074	7,489	(461)	21,450
Investments	1,429	1,492	830	33	5	6	−	3,795
Property, plant and equipment	126,487	33,400	13,231	89	1,862	1,629	(48)	176,650
Operating assets	91,386	29,217	10,580	85	1,603	1,306	(48)	134,129
Under construction	35,101	4,183	2,651	4	259	323	−	42,521
Intangible assets	1,509	174	288	−	219	150	−	2,340
Total Assets	144,619	51,066	18,555	190	6,121	36,746	(5,931)	251,366

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Sep/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	39,049	54,519	9,141	187	21,052	−	(52,710)	71,238
Intersegments	37,369	12,440	2,463	174	264	−	(52,710)	−
Third parties	1,680	42,079	6,678	13	20,788	−	−	71,238
Cost of sales	(22,158)	(48,123)	(6,770)	(175)	(19,786)	−	51,569	(45,443)
Gross profit (loss)	16,891	6,396	2,371	12	1,266	−	(1,141)	25,795
Income (expenses)	(2,007)	(2,055)	(2,298)	(18)	(640)	(4,326)	(28)	(11,372)
Selling	(63)	(1,278)	(1,916)	(2)	(662)	(142)	(20)	(4,083)
General and administrative	(187)	(284)	(112)	(15)	(172)	(1,061)	(1)	(1,832)
Exploration costs	(402)	−	−	−	−	−	−	(402)
Research and development	(330)	(8)	(18)	−	(1)	(119)	−	(476)
Other taxes	(96)	(86)	(33)	(3)	(63)	(167)	−	(448)
Other income and expenses	(929)	(399)	(219)	2	258	(2,837)	(7)	(4,131)
Net income / (loss) before financial results and income taxes	14,884	4,341	73	(6)	626	(4,326)	(1,169)	14,423
Net finance income (expenses)	−	−	−	−	−	(4,447)	−	(4,447)
Results in equity-accounted investments	67	358	72	(4)	(2)	−	−	491
Net income / (loss) before income taxes	14,951	4,699	145	(10)	624	(8,773)	(1,169)	10,467
Income taxes	(5,056)	(1,476)	(26)	2	(214)	2,539	397	(3,834)
Net income (loss) for the period	9,895	3,223	119	(8)	410	(6,234)	(772)	6,633
Non-controlling interests	(4)	(43)	103	−	113	(158)	−	11
Net income attributable to shareholders of Petrobras	9,899	3,266	16	(8)	297	(6,076)	(772)	6,622

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Sep/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	30,739	49,722	8,844	156	20,133	−	(44,334)	65,260
Intersegments	29,721	11,958	2,201	148	306	−	(44,334)	−
Third parties	1,018	37,764	6,643	8	19,827	−	−	65,260
Cost of sales	(20,560)	(43,327)	(6,367)	(164)	(18,640)	−	44,715	(44,343)
Gross profit (loss)	10,179	6,395	2,477	(8)	1,493	−	381	20,917
Income (expenses)	(2,813)	(2,149)	494	(11)	(914)	(3,924)	54	(9,263)
Selling	(97)	(1,305)	(1,239)	(2)	(750)	25	60	(3,308)
General and administrative	(240)	(345)	(130)	(18)	(204)	(1,261)	−	(2,198)
Exploration costs	(494)	−	−	−	−	−	−	(494)
Research and development	(249)	(9)	(22)	−	−	(132)	−	(412)
Other taxes	(72)	(105)	(226)	(6)	(38)	(920)	−	(1,367)
Other income and expenses	(1,661)	(385)	2,111	15	78	(1,636)	(6)	(1,484)
Net income / (loss) before financial results and income taxes	7,366	4,246	2,971	(19)	579	(3,924)	435	11,654
Net finance income (expenses)	−	−	−	−	−	(7,555)	−	(7,555)
Results in equity-accounted investments	81	377	91	(25)	−	−	−	524
Net income / (loss) before income taxes	7,447	4,623	3,062	(44)	579	(11,479)	435	4,623
Income taxes	(2,502)	(1,444)	(1,011)	6	(197)	2,496	(148)	(2,800)
Net income (loss) for the period	4,945	3,179	2,051	(38)	382	(8,983)	287	1,823
Non-controlling interests	14	(26)	89	−	−	150	−	227
Net income attributable to shareholders of Petrobras	4,931	3,205	1,962	(38)	382	(9,133)	287	1,596

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jul-Sep/2018
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	13,116	19,312	3,422	59	6,989	−	(18,025)	24,873
Intersegments	12,481	4,627	780	56	81	−	(18,025)	−
Third parties	635	14,685	2,642	3	6,908	−	−	24,873
Cost of sales	(7,128)	(17,364)	(2,853)	(56)	(6,589)	−	17,887	(16,103)
Gross profit (loss)	5,988	1,948	569	3	400	−	(138)	8,770
Income (expenses)	(1,355)	(783)	(909)	(7)	(17)	(1,382)	(8)	(4,461)
Selling	(22)	(423)	(838)	(1)	(206)	3	(6)	(1,493)
General and administrative	(53)	(84)	(43)	(5)	(52)	(323)	−	(560)
Exploration costs	(104)	−	−	−	−	−	−	(104)
Research and development	(109)	(3)	(8)	−	(1)	(38)	−	(159)
Other taxes	(37)	(26)	(8)	(1)	(52)	(76)	−	(200)
Other income and expenses	(1,030)	(247)	(12)	−	294	(948)	(2)	(1,945)
Net income / (loss) before financial results and income taxes	4,633	1,165	(340)	(4)	383	(1,382)	(146)	4,309
Net finance income (expenses)	−	−	−	−	−	(1,478)	−	(1,478)
Results in equity-accounted investments	64	136	45	5	(2)	(1)	−	247
Net income / (loss) before income taxes	4,697	1,301	(295)	1	381	(2,861)	(146)	3,078
Income taxes	(1,574)	(395)	115	1	(131)	606	49	(1,329)
Net income (loss) for the period	3,123	906	(180)	2	250	(2,255)	(97)	1,749
Non-controlling interests	(1)	39	26	−	71	(69)	−	66
Net income attributable to shareholders of Petrobras	3,124	867	(206)	2	179	(2,186)	(97)	1,683

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by operating segment
	Jan-Sep/2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Sales revenues	10,280	16,631	3,514	57	7,167	−	(14,949)	22,700
Intersegments	9,970	4,065	762	53	99	−	(14,949)	−
Third parties	310	12,566	2,752	4	7,068	−	−	22,700
Cost of sales	(7,108)	(14,645)	(2,604)	(56)	(6,576)	−	15,001	(15,988)
Gross profit (loss)	3,172	1,986	910	1	591	−	52	6,712
Income (expenses)	(1,168)	(854)	(606)	(7)	(300)	(1,337)	18	(4,254)
Selling	(31)	(466)	(619)	(1)	(261)	19	20	(1,339)
General and administrative	(88)	(117)	(41)	(5)	(69)	(454)	−	(774)
Exploration costs	(213)	−	−	−	−	−	−	(213)
Research and development	(80)	(3)	(11)	−	−	(40)	−	(134)
Other taxes	(41)	(70)	(14)	(2)	(26)	(168)	−	(321)
Other income and expenses	(715)	(198)	79	1	56	(694)	(2)	(1,473)
Net income / (loss) before financial results and income taxes	2,004	1,132	304	(6)	291	(1,337)	70	2,458
Net finance income (expenses)	−	−	−	−	−	(2,343)	−	(2,343)
Results in equity-accounted investments	35	73	36	(6)	−	−	−	138
Net income / (loss) before income taxes	2,039	1,205	340	(12)	291	(3,680)	70	253
Income taxes	(678)	(386)	(105)	2	(99)	1,241	(24)	(49)
Net income (loss) for the period	1,361	819	235	(10)	192	(2,439)	46	204
Non-controlling interests	9	(16)	29	−	−	99	−	121
Net income attributable to shareholders of Petrobras	1,352	835	206	(10)	192	(2,538)	46	83

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

28.	Provisions for legal proceedings
28.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay and (iii) actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) agreement to settle the Consolidated Securities Class Action before the United States District Court for the Southern District of New York; (ii) collection of royalties over the shale extraction; (iii) non-compliance with contractual terms relating to oil platform construction; (iv) compensation relating to an easement over a property; (v) collection of production taxes over natural gas production; (vi) penalties applied by ANP relating to measurement systems and (vii) claim for compensation.

Provisions for legal proceedings are set out as follows:

	09.30.2018	12.31.2017
Current and Non-current liabilities
Labor claims	1,086	1,364
Tax claims	774	1,229
Civil claims	4,078	4,342
Environmental claims	119	91
Total	6,057	7,026
Current liabilities	3,016	2,256
Non-current liabilities	3,041	4,770

	Jan-Sep/2018	Jan-Dec/2017
Opening Balance	7,026	3,391
Additions, net of reversals (*)	14	3,937
Use of provision	(562)	(454)
Accruals and charges (*)	771	285
Others	116	−
Cumulative translation adjustment	(1,308)	(133)
Closing Balance	6,057	7,026

(*) For the nine-month period ended September 30, 2017, additions to provision, accruals and charges amounted to US$ 530 and US$ 249, respectively.

In preparing its unaudited consolidated interim financial statements for the period ended September 30, 2018, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

The main additions to the provision for legal proceedings for the nine-month period ended September 30, 2018 were primarily attributable to unfavorable court rulings that changed the probabilities of outflows of resources relating to certain claims to probable, as well as changes in the assessment of civil claim for compensation. These additions were partially offset by reversal of provisions relating to the class action requiring a review of the RMNR following a favorable decision of the Brazilian Supreme Court, and to an extrajudicial settlement of BR Distribuidora relating to tax debts with the state of Mato Grosso.

Foreign exchange losses over the provision for the Class Action in the USA, as well as withholding income tax disbursed on the installments of the class action settlement (see note 28.4.1), also affected the balance of provisions for legal proceedings during the nine-month period ended September 30, 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

28.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	09.30.2018	12.31.2017
Non-current assets
Tax	3,994	3,302
Labor	1,104	1,209
Civil	786	891
Environmental	153	176
Others	3	4
Total	6,040	5,582

	09.30.2018	12.31.2017
Opening Balance	5,582	3,999
Additions	1,508	1,601
Use	(111)	(138)
Accruals and charges	216	226
Others	27	−
Cumulative translation adjustment	(1,182)	(106)
Closing Balance	6,040	5,582

For the nine-month period ended September 30, 2018, the Company made judicial deposits in the amount of US$ 1,508 mainly resulting from an unfavorable decision issued by the Regional Federal Court of Rio de Janeiro (Tribunal Regional Federal – TRT/RJ) in October 2017, with respect to withholding income tax on remittances for payments of vessel charters from 1999 to 2002, as well as judicial deposits related to tax claim alleging taxable income from foreign subsidiaries and associates located outside Brazil, as set out in note 28.3.

28.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2018, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

Nature	09.30.2018	12.31.2017
Tax	33,185	39,137
Labor	7,819	7,202
Civil - General	9,108	9,621
Civil - Environmental	2,010	2,354
Total	52,122	58,314

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of tax matters	09.30.2018	12.31.2017
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company, and will continue to defend its opinion.

The other claims, concerning CIDE and PIS/COFINS, involve lawsuits in different administrative and judicial stages, for which the Company understands there is a possible likelihood of loss, since there are legal predictions in line with the position of the Company.

	11,093	13,041
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages. The Company considers the likelihood of loss as possible, since there are decisions from Superior Courts favorable to the understanding of the Company.	3,379	3,988
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,001	3,621
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative and judicial levels.	1,330	1,541

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	566	672
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.

Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited it to 20% of the payroll and compensation of key management participants in the plan. In 2017, after assessing the fundamentals of this court ruling, the Company considered as probable the likelihood of outflow of resources with respect to the portion of the deduction that exceeds the 20% limit, and as remote the portion within the 20% limit.

The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible and are in different administrative and judicial stages.

	519	613
Plaintiff: States of RJ, BA and AL Finance Departments
7) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,165	1,366
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

8) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,075	1,224
Plaintiff: States of SP, CE, PB, RJ, BA, PA and AL Finance Departments
9) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states, including two new material notices applied in the third quarter of 2018, which are in different administrative and judicial stages.	1,024	578
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
10) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	925	1,087
Plaintiff: States of RJ, AL, AM, PA, BA, GO, MA, SP and PE Finance Departments
11) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	902	1,029

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Plaintiff: States of RJ, SP, ES, BA, PE, MG, RS, AL and SE Finance Departments
12) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	864	994
Plaintiff: States of PR, AM, BA, ES, PA, PE, SP and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	836	976
Plaintiff: States of SP, RS and SC Finance Departments
14) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	713	852
Plaintiff: State of São Paulo Finance Department

15) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits in administrative and judicial stages. In the third quarter of 2018, the company obtained final favorable decisions in proceedings in administrative stages, contributing to the partial reduction of the exposure.	632	887
16) Charge of VAT (ICMS), as a result of the temporary admission being unauthorized, since the customs clearance regarding the import of the rig has been done in Rio de Janeiro instead of São Paulo.
Current status: This claim involves lawsuits in different judicial stages. The State of São Paulo Finance Department appeal was denied, thus the likelihood of loss became remote in the third quarter of 2018.	−	761
Plaintiff: States of RJ, SP, SE and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages. New lawsuits during the third quarter of 2018 contributed to the increase of the balance.	556	513
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL, RN, SP and PR Finance Departments
18) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages. New lawsuits during the third quarter of 2018 contributed to the increase of the balance.	447	284
Plaintiff: States of AM, BA, RS and RJ Finance Departments
19) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	379	448
Plaintiff: States of GO, PA, RJ, RR, SC, SP and TO.

20)  Charge of VAT (ICMS) on remittance and symbolic return of jet fuel to retail establishment which, in the understanding of the tax authority, should have retention and collection of the ICMS for the subsequent operations, since it is considered a remittance to a retail taxpayer established in the State.

Current status: This claim involves lawsuits in different administrative and judicial stages.	373	416
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different judicial stages.	291	335
22) Other tax matters	3,115	3,911
Total for tax matters	33,185	39,137

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of labor matters	09.30.2018	12.31.2017
Plaintiff: Employees and Sindipetro Union of ES, RJ, BA, MG, SP, PE, PB, RN, CE, PI, PR and SC.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.

Current status: The Superior Labor Court (Tribunal Superior do Trabalho - TST) denied the special appeal filed by the Company. Petrobras filed a Motion for Clarification on the decision. Judgment is still pending. On July 26, 2018, a minister of the Superior Federal Court (Superior Tribunal Federal - STF) granted Petrobras' request to prevent the effects of the judgment of the TST, determining the suspension of individual and class actions on this subject, pending the deliberation on this matter in the Supreme Court or further deliberation of the rapporteur minister assigned to this case. On August 13, 2018, the rapporteur confirmed the decision of the minister and extended the decision to the ongoing actions on the matter, suspending all cases relating to this subject.

	5,600	4,516
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF

2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit of standby work per workday, as well as an 11-hour period for rest between workdays, subject to a daily fine.

Current status: Awaiting the Superior Labor Court to judge appeals filed by the plaintiff.	335	389
3) Other labor matters	1,884	2,297
Total for labor matters	7,819	7,202

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of civil matters	09.30.2018	12.31.2017
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows:

a) Lula and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the arbitration is stayed and currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down.

b) Baúna and Piracicaba: the Court reassessed previous decision that disallowed judicial deposits, therefore the Company is currently depositing the controversial amounts. The arbitration is stayed.

c) Tartaruga Verde and Mestiça: The Company has authorization to make the judicial deposits relating to these fields. The Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction on this claim and the arbitration is ongoing. On both parties initiative, the arbitration is stayed.

d) Parque das Baleias complex: the Superior Court of Justice (STJ) ruled that the Chamber of Arbitration has the responsibility to determine whether or not the case should be arbitrated. The Judiciary stated decisions allowing the continuation of the arbitration. Therefore, the Chamber of Arbitration disallowed ANP to charge for special participation, establishing that Petrobras should provide collateral on the debt to be negotiated with ANP. On both parties initiative, the arbitration is stayed.

	2,701	2,633

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: The claims involve lawsuits in different administrative and judicial stages.	1,544	1,635
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The lawsuit brought by EIG and its affiliates alleges that the Company has committed fraud by inducing the claimants to invest in "Sete" through communications that would have omitted an alleged corruption scheme involving Petrobras and "Sete" . The U.S. District Court for the District of Columbia upheld in part Petrobras’ preliminary defense (motion to dismiss).Petrobras appealed the court’s decision to dismiss in part Petrobras’ preliminary defense. On January 19, 2018, oral argument on the appeal was held before the U.S. Court of Appeals for the District of Columbia Circuit. On July 3, 2018, a panel of the Court of Appeals rendered a decision, by a majority, rejecting Petrobras’ appeal. This ruling did not discuss the merits of EIG’s allegations and examined only whether Petrobras would be exempt from prosecution in the US at the initial stage of the case. Petrobras presented a Petition for Rehearing on August 2, 2018 and on October 1st, 2018 the D.C. Circuit denied it.

	1,972	2,127
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
4) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.

Current status: An unfavorable decision was rendered on July 2, 2018. The Arbitral Tribunal formed by three arbitrators decided by a majority vote that Vantage is entitled to receive US$ 622 million, bearing interests at a 15.2% annual rate, in compensation for early termination of the contract related to the drilling service provided by the Titanium Explorer drilling rig, and for services already billed. On August 31, 2018, the Company challenged the arbitral award, arguing that it has been denied the fundamental safeguards of impartiality and due process, as expressed by the dissenting arbitrator.  Therefore, the Company understands that the likelihood of loss remains possible, thus no provision was recognized for the moment. Concurrently, on August 8, 2018, the Dutch Judiciary granted an injunction in favor of Vantage, blocking any amounts and assets due to Petrobras, arising from obligations of some of its Netherlands-based subsidiaries until August 8, 18, limited to US$ 684 million. The injunction also reaches the subsidiaries Petrobras Netherlands B.V. and Petrobras International Braspetro B.V. The Company is taking legal action in relation to the blockade.

	670	400
5) Other civil matters	2,221	2,826
Total for civil matters	9,108	9,621

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

		Estimate
Description of environmental matters	09.30.2018	12.31.2017

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	851	942
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	380	444
3) Other environmental matters	779	968
Total for environmental matters	2,010	2,354

28.4.	Class action and related proceedings
28.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company, Petrobras International Finance Company S.A. (“PifCo”), Petrobras Global Finance B.V. (“PGF,” and collectively with the Company and PifCo, the “Petrobras Defendants”), certain underwriters of debt securities (the “Underwriter Defendants”), among other defendants (the “Defendants”), in the United States District Court for the Southern District of New York (“SDNY” or the “District Court”). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action” or “Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015.

In sum and substance, the complaints in the Consolidated Securities Class Action asserted claims under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Securities Act of 1933, as amended (the “Securities Act”), alleging that in the Company’s press releases, filings with the U.S. Securities and Exchange Commission (the “SEC”) and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

In addition to the Consolidated Securities Class Action, 33 lawsuits were filed by individual investors before the same judge in the SDNY, and one was filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Individual Actions”), consisting of allegations similar to those in the Consolidated Securities Class Action.

On July 7, 2017, the Second Circuit partially granted the appeal by the Petrobras Defendants (and other defendants) of the District Court’s class certification of the Class Action, reversing some aspects of the District Court’s ruling and affirming others. On November 1, 2017, the Petrobras Defendants (and other defendants) filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the Company’s unopposed motion to stay the mandate, which was filed by Petrobras on August 30, 2017. On January 16, 2018, United States Supreme Court granted a joint motion to defer consideration of Petrobras’ petition for a writ of certiorari, pending final approval of the Class Action Settlement.

Between on or about October 21, 2016 and September 13, 2017, Petrobras’ board of directors approved agreements to settle 21 of the Individual Actions (the “Settled Individual Actions”), leaving 13 remaining pending Individual Actions (six of which had been stayed since filed) (the “Pending Individual Actions”). The terms of the settlements for the Settled Individual Actions are confidential and Petrobras denies all allegations of wrongdoing. The settlements are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Based on the settlements reached in the Settled Individual Actions and advanced stages of negotiations in certain other Pending Individual Actions, the Company charged US$ 448 to the statement of income as other income and expenses (US$ 76 in 2017 and US$ 372 in 2016).

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

At the end of December 2017, the Company signed an agreement in principle to settle the Consolidated Securities Class Action (the “Class Action Settlement”), which was submitted to the District Court for preliminary approval. On February 23, 2018, the District Court held a hearing on preliminary approval of the settlement, and subsequently granted preliminary approval on February 28, 2018. Notice was provided to potential class members who had the opportunity to opt out or not of the settlement and raise any objections to the District Court. After the notice and objection period, the District Court conducted a hearing on June 4, 2018 to determine whether to grant final approval of the Class Action Settlement and a decision was rendered on June 22, 2018, which granted final approval of the agreement and rejected the challenges raised by the objectors.

The Class Action Settlement is intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the United States and by purchasers of Petrobras securities that are listed for trading or that clear or settle through the Depository Trust Company in the United States. Under the Class Action Agreement, the parties agreed to the certification, for settlement purposes only, of a new class defined as all persons who (i) during the time Period between January 22, 2010 and July 28, 2015, inclusive (the “Class Period”), purchased or otherwise acquired Petrobras Securities, including debt securities issued by PifCo and/or PGF, on the New York Stock Exchange or pursuant to other Covered Transactions; and/or (ii) purchased or otherwise acquired debt securities issued by Petrobras, PifCo, and/or PGF, in Covered Transactions, directly in, pursuant and/or traceable to a May 13, 2013 public offering registered in the United States and/or a March 10, 2014 public offering registered in the United States before Petrobras made available to its security holders an earnings statement covering a period of at least twelve months beginning after the effective date of the offerings (i.e. before August 11, 2014 in the case of the May 13, 2013 public offering and before May 15, 2015 in the case of the March 10, 2014 public offering) (“Petrobras Securities”).

Covered Transactions is defined to mean (i) any transaction in a Petrobras Security listed for trading on the New York Stock Exchange (“NYSE”); (ii) any transaction in a Petrobras Security that cleared or settled through the Depository Trust Company’s book-entry system; or (iii) any transaction in a Petrobras Security that otherwise qualifies as “domestic” under the Supreme Court’s decision in Morrison v. National Australia Bank, 561 U.S. 247 (2010). Excluded from the definition of Covered Transaction are purchases of any Petrobras Security on the Brazilian Stock Exchange (B3).

The claims released through the settlement include all pending and prospective claims that (i) were or could have been asserted in any federal, state or foreign court, tribunal, forum or proceeding, in connection with any of the Petrobras Securities, whether arising from federal, state, foreign, or common law, or (ii) that arise out of or relate in any manner to the Class Action or the allegations, claims, defenses, and counterclaims asserted in the Class Action. Such claims are released by all Settlement Class Members, on behalf of themselves and each of their respective predecessors, successors, assigns, parents, subsidiaries and other affiliates, officers, directors, employees, partners, members, managers, owners, trustees, beneficiaries, advisors, consultants, insurers, reinsurers, stockholders, investors, nominees, custodians, attorneys, heirs, representatives, administrators, executors, devisees, legatees, and estates, any Person(s) they represent in connection with the Class Action or in connection with the purchase or sale of any Petrobras securities during the Class Period, and any Person(s) who claims through or on behalf of them. Settlement Class Members also commit that they shall not provide any support or assistance to the plaintiffs in the Individual Actions, or to any plaintiff in any other pending or future actions in any federal, state or foreign court, tribunal, forum or proceeding, asserting allegations that could have been asserted in the Class Action in pursuing their claims against the Petrobras or any of the Released Parties.

The Class Action Settlement eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the Company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the Class Action Settlement, Petrobras (together with its subsidiary PGF) has agreed to pay US$ 2,950 to resolve claims in two installments of US$ 983 and a further installment of US$ 984. Accordingly, the Company charged US$ 3,449 to its statement of income for the last quarter of 2017 as other income and expenses, taking into account the gross up of tax related to the Petrobras’s portion of the settlement. On March 1, 2018, Petrobras and PGF disbursed the first installment into an escrow account designated by the lead plaintiff and accounted for it as other current assets. The second installment was deposited on July 2, 2018, 10 days after the final approval of the Class Action Settlement. Foreign exchange losses on the provision amounted to US$ 539 at September 30, 2018 and were accounted for as other income and expenses. The third installment will be paid by January 15, 2019.

Certain objectors have appealed the District Court’s final approval decision. In the event that a higher court annuls the agreement, or if the agreement does not become final for other reasons, the Company will return to its position prior to the Class Action Settlement and, depending on the outcome of the subsequent litigation, the Company might be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

Individuals are seeking measures against Petrobras in Brazil to annul and/or suspend the Class Action Settlement. No adverse measure has been granted to date against the settlement.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

With respect to the thirteen outstanding Individual Actions, only two plaintiffs exercised the option of being excluded from the Class Action Settlement. In September 2018, one of those two plaintiffs voluntarily rejoined the Class Action Settlement and the Company agreed in principle to settle the second plaintiff’s Individual Action.

28.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. Petrobras (and other defendants) presented preliminary defenses on November 29, 2017 and the Foundation presented its response on March 28, 2018. On June 28, 2018, a hearing was held for the parties to present oral arguments. The District Court issued judgment on these preliminary issues on September 19, 2018. There was no decision on the merits, once the Court ruled only on procedural issues and the class action will proceed to the next stages.  Based on the current timeframe, a hearing will be held to determine the further course of the proceedings.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules to this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensation as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of this action. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. The Foundation is not able to demand compensation for damages under the class action. Eventual compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors or on their behalf, unless a settlement agreement is executed including such investors.  Depending on the outcome of these complaints, the company may have to pay substantial amounts, which may cause a significant effect on its financial condition, its financial statements or consolidated cash flow in a certain period.

The Company denies the allegations presented by the Foundation and intend to defend themselves vigorously.

28.4.3.	Arbitration in Brazil

Petrobras is also currently a party to 5 arbitration proceedings brought by Brazilian and foreign investors that purchased Petrobras’ shares traded in Brazilian Stock Exchange (B3), alleging financial losses caused by facts uncovered in the Lava Jato Operation.

These claims involve complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery and analysis by retained experts.

Moreover, the claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company is unable to make a reliable estimate of eventual loss arising from such arbitrations asserted.

Depending on the outcome of these complaints, the company may have to pay substantial amounts, which may cause a significant effect on its financial condition, its financial statements or consolidated cash flow in a certain period.

Petrobras intends to defend these claims vigorously.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

28.4.4.	Arbitration in Argentina

On September 11, 2018,  Petrobras was served of an arbitral claim filed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the company and other individuals and legal entities, before the “Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires”. Among other issues, the Association alleges Petrobras' liability for a supposed loss of market value of Petrobras' shares in Argentina, due to proceedings related to Lava Jato Operation.

As a result of a preliminary analysis, Petrobras considers that the claim is totally ungrounded. However, considering: (i) that Petrobras has not even reply the complaint yet; (ii) that the proceeding is at an early stage and (iii) the uncertainties inherent in this kind of proceedings, it is not possible for the Company to identify possible risks related to this action and to produce a reliable estimate of the potential loss in this arbitration, if any.

Petrobras denies the allegations presented by the Association and intends to defend itself vigorously.

29.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,078 of which US$ 1,020 were still in force as of September 30, 2018, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to US$ 850 and bank guarantees of US$ 170.

30.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. While managing risks, the Company considers its corporate governance and controls, involving the Executive Risk Committee, technical departments and statutory committees monitoring, under the guidance of the Board of Executive Officers and the Board of Directors. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2018 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

			Statement of Financial Position

	Notional value		Fair value Asset Position (Liability)		Maturity

	09.30.2018	12.31.2017	09.30.2018	12.31.2017
Derivatives not designated for hedge accounting
Future contracts - total (*)	(5,721)	(15,561)	(50)	(98)
Long position/Crude oil and oil products	67,523	43,862	-	−	2018
Short position/Crude oil and oil products	(73,244)	(59,423)	-	−	2018
OTC Options(*)
Put/Crude oil and oil products	128,000	−	-	−	2018
Forward contracts - total
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 185	US$ 55	1	0.3	2018
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 124	US$ 78	-	(0.3)	2018
Long position/Foreign currency forwards (EUR/USD) (**)	EUR 3000	-	(42)		2019
Swap
Foreign currency / Cross-currency Swap (**)	GBP 700	GBP 700	82	92	2026
Foreign currency / Cross-currency Swap (**)	GBP 600	GBP 600	0.2	13	2034
Total recognized in the Statement of Financial Position			(8.8)	7

(*) Notional value in thousands of bbl.

(**) Amounts in US$, GBP and EUR are presented in million.

	Gains/ (losses) recognized in the statement of income (*)				Gains/(losses) recognized in the Shareholders’ Equity (**)
	2018	2017	2018	2017	2018	2017	2018	2017
	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep	Jan-Sep	Jan-Sep	Jul-Sep	Jul-Sep
Commodity derivatives	(608)	3	(44)	(77)	−	(1)	−	(1)
Foreign currency derivatives	(138)	42	(71)	32	−	−	−	−
Interest rate derivatives	−	(4)	−	(1)	−	2	−	1
	(746)	41	(115)	(46)	−	1	−	−
Cash flow hedge on exports (***)	(2,410)	(2,323)	(801)	(812)	(8,473)	4,110	(6,804)	3,269
Total	(3,156)	(2,282)	(916)	(858)	(8,473)	4,111	(6,804)	3,269

(*) Amounts recognized in finance income in the period.

(**) Amounts recognized as other comprehensive income in the period.

(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

	Guarantees given as collateral
	09.30.2018	12.31.2017
Commodity derivatives	100	205
Foreign currency derivatives	(62)	(50)
Total	38	155

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2018 is set out as follows:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario (*)	Remote Scenario (*)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	-	(277)	(553)
Forward contracts	Foreign currency - depreciation BRL x USD	4	(15)	(31)
Options OTC	Crude oil and oil products - price changes	-	-	-
		4	(292)	(584)

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2018 / R$ x U.S. Dollar - a 6.3% appreciation of the Real.Source: Focus and Bloomberg. Reasonably possible and remote scenarios consider 25% and 50% deterioration in the associated risk variables, respectively.

30.1.	Risk management of crude oil and oil products prices

The Company is usually exposed to commodity price cycles, although it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the Business and Management targets are being met.

Accordingly, Petrobras executed a hedge strategy for part of its oil exports foreseen for 2018. The transaction was carried out during February and March, in a volume equivalent to 128 million barrels of oil. Over-the-Counter Put Options (OTC Put Options) were purchased with an average cost of US$ 3.48 per barrel and an average strike price of US $ 65 / barrel. These options will expire at the end of 2018.

This transaction aims to hedge a portion of the cash flow from operating activities for 2018, guaranteeing a minimum price level for the volume under this transaction without limiting the sales price if the average Brent price in the year exceeds the reference value, thereby protecting the Company in case of oil prices downturn while enabling to take advantage of higher prices. The goal is to reduce negative impacts on the Company's cash generation in the most adverse price scenarios, increasing the confidence on the strategy of reducing its leverage.

As of September 30, 2018, the Company accounted for a US$ 406 loss as other income and expenses within corporate business segments, US$ 152, US$ 250 and US$ 4 in the first, second and third quarters, respectively, due to a decrease in the fair value of these put options driven by the increase in the commodity price in the international market.

From September 2018, the Company also has executed a hedge strategy related to gasoline prices and foreign exchange rates by using commodity derivatives and non-deliverable forwards (NDF), in order to improve flexibility of its pricing policy for this oil product. It allows the Company to hold constant gasoline prices in the domestic market for periods of up to 15 days, which represents a better alignment between the Company interest and demands from customers and market players in general.

The Company may apply this strategy in periods of high volatility of prices in order to meet the aforementioned alignment and generate results equivalent to those that would be generated if prices were adjusted on a daily basis.

The Company recognized a US$ 2 gain in the nine-month period ended September 30, 2018 arising from this strategy, which was implemented in September 2018.

30.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as:

•	High probable future transactions;

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

•	Monetary items; and
•	Firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in US dollars, aiming at reducing the net exposure between obligations and receipts in this currency, representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the US dollar debt portfolio taking into account changes in such portfolio over time.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by debts in the hedging relationships for which they had been designated.

Only a portion of the Company’s forecast exports are considered highly probable. The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in US dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order achieve the risk management strategy.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports, for foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settled, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value. Accordingly, the Company recognized a US$ 34 loss as foreign exchange gains (losses) due to ineffectiveness.

The carrying amounts, the fair value as of September 30, 2018, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 4.0039 exchange rate are set out below:

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

				Present value of hedging instrument notional value at 09.30.2018
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date (US$ million)	(US$ million)	(R$ million)
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2018 to September 2028	61,039	244,394

Changes in the present value of hedging instrument notional value	US$	R$ million
Amounts designated as of December 31, 2017	58,400	193,189
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	16,429	59,300
Exports affecting the statement of income	(4,562)	(16,212)
Principal repayments / amortization	(9,228)	(32,112)
Foreign exchange variation	-	40,229
Amounts designated as of September 30, 2018	61,039	244,394
Nominal value of of hedging instrument at September 30, 2018	68,224	273,164

The average ratio of future exports for which cash flow hedge accounting was designed to the highly probable future exports is 75.2%.

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2018 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1,2017	(17,119)	5,822	(11,297)
Recognized in shareholders' equity	(543)	185	(358)
Reclassified to the statement of income - occurred exports	3,151	(1,071)	2,080
Reclassified to the statement of income - exports no longer expected or not occurred	3	(1)	2
Balance at December 31, 2017	(14,508)	4,935	(9,573)
Recognized in shareholders' equity	(10,883)	3,700	(7,183)
Reclassified to the statement of income - occurred exports	2,410	(819)	1,591
Balance at September 30, 2018	(22,981)	7,816	(15,165)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our BMP-2018-2022, would not indicate a reclassification adjustment from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2018 is set out below:

	2018	2019	2020	2021	2022	2023	2024	2025 to 2027	Total
Expected realization	(972)	(4,792)	(4,274)	(4,065)	(4,394)	(2,759)	(1,578)	(147)	(22,981)

IFRS 9 is effective from January 1, 2018 and provides for new requirements for hedge accounting. See note 6 for additional information on impacts of this new accounting standard on the Company’s financial statements.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

b)	Cross currency swap – Pounds Sterling x Dollar

In 2017, the Company, through its wholly owned subsidiary Petrobras Global Trading B.V. (PGT), entered into cross currency swaps maturing in 2026 and 2034, with notional amounts of £ 700 million and £ 600 million, respectively, in order to hedge its Pounds/U.S. Dollar exposure arising from bonds issued amounting to £ 1,300. The Company does not expect to settle these swaps before their expiration dates.

c)	Non Deliverable Forward (NDF) – Euro x Dollar

In 2018, the Company, also through PGT, entered into non deliverable forwards with notional amount of Euro 3,000 million and maturing in 2019, in other to reduce its euro x dollar exposure raised by bonds issued. The Company does not intend to settle such derivatives before their expiration dates.

d)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Financial Instruments	Exposure at 09.30.2018	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario

Assets	6,716		(426)	1,679	3,358
Liabilities (**)	(68,107)	Dollar/Real	4,319	(17,027)	(34,054)
Cash flow hedge on exports	61,039		(3,871)	15,260	30,519
	(352)		22	(88)	(177)
Liabilities	(101)	Yen/Dollar	(1)	(25)	(51)
	(101)		(1)	(25)	(51)
Assets	3	Euro/Real	−	1	2
Liabilities	(16)		1	(4)	(8)
	(13)		1	(3)	(6)
Assets	3,464	Euro/Dollar	(7)	866	1,732
Liabilities	(7,058)		14	(1,765)	(3,529)
Non Deliverable Forward (NDF)	3,488		(7)	872	1,744
	(106)		−	(27)	(53)
Assets	−	Pound Sterling/Real	−	−	−
Liabilities	(20)		1	(5)	(10)
	(20)		1	(5)	(10)
Assets	2,886	Pound Sterling /Dollar	9	722	1,443
Liabilities	(4,692)		(15)	(1,173)	(2,346)
Derivative - cross currency swap	1,697		5	424	849
	(109)		(1)	(27)	(54)
Total	(701)		22	(175)	(351)

(*) On September 30, 2018, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 6.3% appreciation of the Real / Japanese Yen x U.S. Dollar - a 1.3% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.2% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 0.4% appreciation of the Pound Sterling / Real x Euro - a 6.5% appreciation of the Real / Real x Pound Sterling - a 6% appreciation of the Real. Source: Focus and Bloomberg.

(**) It includes the Class Action provision as set out note 28.4.

30.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

30.4.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks with low credit risk.

30.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash need for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets (new markets and financial products), as well as funds under the partnership and divestment program.

Following its liability management strategy, the Company regularly evaluates market conditions and may enter into transactions to repurchase its own securities or those of its affiliates, through a variety of means, including tender offers, make whole exercises and open market repurchases, in order to improve its debt repayment profile and cost of debt.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2018	2019	2020	2021	2022	2023 and thereafter	Balance at September 30, 2018	Balance at December 31, 2017
Principal	734	2,555	5,473	7,800	11,798	60,504	88,864	110,530
Interest	1,384	5,090	4,916	4,583	4,089	32,669	52,730	60,728
Total	2,118	7,645	10,389	12,383	15,887	93,173	141,594	171,258

31.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

			Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,045	−	−	1,045
Foreign currency derivatives	−	83	−	83
Balance at September 30, 2018	1,045	83	−	1,128
Balance at December 31, 2017	1,829	1,829	105	3,763

Liabilities
Foreign currency derivatives	−	(42)	−	(42)
Commodity derivatives	(50)	−	−	(50)
Balance at September 30, 2018	(50)	(42)	−	(92)
Balance at December 31, 2017	(98)	(98)	(50)	(246)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates, is set out in note15.3.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

32.	Subsequent events

Joint venture in Gulf of Mexico

In October 2018, the Company, through its wholly-owned subsidiary Petrobras America Inc. (PAI), entered into an agreement with Murphy Exploration & Production Company – USA (“Murphy”), a wholly-owned subsidiary of Murphy Oil Corporation, in order to establish a joint venture consisting of their producing properties of oil and gas activities in the Gulf of Mexico.

Murphy will hold an 80% interest in the joint venture and will be the operator of the fields’ production.

The transaction will involve a total amount of up to US$ 1,100 to be received by PAI, made up of a lump sum payment of US$ 900 corresponding to the difference between the value of assets used as contribution by both parties at the transaction closing, contingent payments of up to US$ 150 to be made until 2025, and investments of up to US$ 50 to be carried out by Murphy from 2019 linked to PAI production development costs in the St. Malo field provided the execution of oil recovery projects.

As of September 30, 2018 cumulative impairment of US$ 376 had been recognized (see note 11). In the fourth quarter of 2018, the related assets were classified as held for sale and the Company’s results will be affected by an additional loss of approximately US$ 300.

Privatization of Centrais Elétricas de Rondônia (Ceron)

On October 30, 2018, after fulfilling all the conditions established in Bid Notice No. 2/2018-PPI, for the concession of public electric power distribution, Eletrobras transferred to Energisa S /A all the common shares issued by CERON, thereby concluding the privatization process of this distributor.

Accordingly, the debt acknowledgement agreements entered into on April 30, 2018, together with the debt assumption agreements, which were conditioned to the distributor privatization, became effective and a portion of the debt was assumed by Eletrobras for which a collateralization process is ongoing. Regarding the part of the debt that remains owed by CERON, Energisa must present guarantees in substitution to those provided by Eletrobras.

The debt owed by Ceron as of October 31, 2018 amounted to US$ 653, of which US$ 562 was assumed by Eletrobras and the remaining amount (US$ 91) refers to Energisa. The Company is evaluating the impacts of this privatization on the recoverable value of these financial instruments and the possible impacts will be recognized in the fourth quarter of 2018.

Petróleo Brasileiro S.A. – Petrobras Notes to the financial statements - unaudited (Expressed in millions of US Dollars, unless otherwise indicated)

Hibernation of fertilizer plants

On October 30, 2018, the Company extended to January 31, 2019 the hibernation of its fertilizer plants located in the states of Sergipe ("Fafen-SE") and Bahia ("Fafen-BA"). The initial decision to hibernate these units occurred on March 20, 2018, following the Company’s plan to withdrawal its entire interest in petrochemical business, as set forth in the BMP 2018-2022.

The Company has discussed with authorities from these states alternatives to the hibernation, including a possible lease arrangement involving these units.

Sale of Petrobras Oil & Gas B.V. (PO&GBV)

On October 31, 2018, the wholly owned subsidiary Petrobras International Braspetro BV (PIBBV) entered into an agreement to sale its 50% interest in PO&GBV to Petrovida Holding B.V, a company formed in partnership by Vitol Investment Partnership II Ltd, Africa Oil Corp and Delonex Energy Ltd.

PO&GBV is a joint venture in the Netherlands formed by PIBBV (50%) and BTG Pactual E&P B.V. (50%), consisting of assets located in Nigeria. It has 8% interest in the Agbami producing field, and 16% interest in Akpo producing field and Egina developing field (final stage). PO&GBV does not operate any of these fields.

The transaction will involve a total amount of up to US$ 1,530, with a cash payment of US$ 1,407, subject to adjustments until the closing of the transaction, and a deferred payment of up to US$ 123, to be settled as soon as the Agbami field redetermination process is implemented.

This transaction is subject to customary conditions precedent, such as approvals by relevant Nigerian authorities.

Pre-payment of debt and new financings

In line with its liability management strategy, the Company undertook the following financial transaction aiming to improve its debt repayment profile and meet its leverage target as set forth in 2018-2022 BMP:

•

Prepayment of a financing debt with Banco do Brasil, on October 4, 2018, maturing in 2020 and amounting to US$ 500. Simultaneously, it signed with the same bank a new line of credit in the same amount that matures in 2025; and

•

Prepayment of a debt with Banco Santander, on October 31, 2018, in the amount of US$ 1,000, that would mature in 2023. Simultaneously, it signed with the same bank a new line of credit of US$, maturing in October 2028.

33.	Information related to guaranteed securities issued by subsidiaries
33.1.	Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2018

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Rafael Salvador Grisolia

____________________________________

Rafael Salvador Grisolia

Chief Financial Officer and Investor Relations Officer